SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

June / 2013

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
Statements of Financial Position		3
Statements of Income		5
Statements of Income – Turnover for the second quarter		6
Statements of Comprehensive Income		8
Statements of Changes in Equity		9
Statements of Cash Flows		10
Statements of Added Value		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION		14
1	General Information	14
2	Basis of Preparation	14
3	Main Accounting Policies	16
4	Cash and Cash Equivalents	23
5	Bonds and Securities	24
6	Collaterals and Escrow Accounts	25
7	Trade Accounts Receivable	26
8	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	27
9	Accounts receivable related to the concession	29
10	Accounts receivable related to the concession extension	30
11	Other Receivables	30
12	Inventories	31
13	Income Tax, Social Contribution and Other Taxes	32
14	Judicial Deposits	37
15	Receivable from related parties	37
16	Investments	39
17	Property, Plant and Equipment	49
18	Intangible Asset	52
19	Payroll, Social Charges and Accruals	54
20	Suppliers	54
21	Loans and Financing	56
22	Debentures	63
23	Post-Employment Benefits	64
24	Customer Charges Due	66
25	Research and Development and Energy Efficiency	66
26	Accounts Payable related to concession - Use of Public Property	67
27	Other Accounts Payable	68
28	Provision for Contingencies	69
29	Equity	78
30	Operating Revenue	81
31	Operating Costs and Expenses	83
32	Financial Income (Expenses)	87
33	Operating Segments	87
34	Operating Lease Agreements	91
35	Financial Instruments	93
36	Related Party Transactions	106
37	Insurance (not reviewed)	109
38	Compensation Account for “Part A”	109
39	Subsequent Events	112
COMMENTS ON PERFORMANCE FOR THE PERIOD		113
GROUPS IN CHARGE OF GOVERNANCE		122
INDEPENDENT AUDITORS’ REVIEW REPORT		123

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of June 30, 2013 and December 31, 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note		Parent Company		Consolidated
		06.30.2013	12.31.2012	06.30.2013	12.31.2012
			Restated		Restated
CURRENT ASSETS
Cash and cash equivalents	4	41,965	29,464	1,570,383	1,459,217
Bonds and securities	5	180	176	478,267	635,501
Collaterals and escrow accounts	6	-	-	32,495	36,808
Trade accounts receivable	7	-	-	1,276,733	1,489,173
Dividends receivable	15	824,002	1,038,664	8,174	18,064
CRC transferred to the State Government of Paraná	8	-	-	79,151	75,930
Accounts receivable related to the concession	9	-	-	4,257	5,319
Accounts receivable related to the concession extension	10	-	-	352,161	356,085
Other current receivables	11	19	3	682,247	234,951
Inventories	12	-	-	135,145	124,809
Income Tax and Social Contribution	13.1	128,126	150,483	179,674	191,544
Other current recoverable taxes	13.3	-	11	65,663	49,490
Prepaid expenses	-	-	-	19,946	4,801
Receivable from related parties	15	892,229	-	-	-
		1,886,521	1,218,801	4,884,296	4,681,692

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	148,127	128,515
Collaterals and escrow accounts	6	-	-	44,023	43,246
Trade accounts receivable	7	-	-	34,858	26,171
CRC transferred to the State Government of Paraná	8	-	-	1,291,995	1,308,354
Judicial deposits	14	271,999	271,858	587,971	574,371
Accounts receivable related to the concession	9	-	-	2,916,740	2,645,826
Accounts receivable related to the concession extension	10	-	-	541,725	717,805
Other noncurrent receivables	11	-	-	22,784	22,728
Income Tax and Social Contribution	13.1	-	-	6,761	19,995
Other noncurrent recoverable taxes	13.3	-	-	119,394	120,189
Deferred Income Tax and Social Contribution	13.2	112,155	117,194	717,531	681,285
Prepaid expenses	-	-	-	708	8,832
Receivable from related parties	15	274,934	1,151,888	-	-
		659,088	1,540,940	6,432,617	6,297,317

Investments	16	11,498,390	10,869,359	814,555	568,989
Property, Plant and Equipment, net	17	-	-	7,845,292	7,871,753
Intangible Assets	18	-	-	1,866,233	1,789,152

		12,157,478	12,410,299	16,958,697	16,527,211

TOTAL ASSETS		14,043,999	13,629,100	21,842,993	21,208,903

Notes are an integral part of these quarterly information

Statements of Financial Position

as of June 30, 2013 and December 31, 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note		Parent Company		Consolidated
		06.30.2013	12.31.2012	06.30.2013	12.31.2012
			Restated		Restated
CURRENT LIABILITIES
Payroll, social charges and accruals	19	249	645	337,136	384,008
Suppliers	20	5,058	1,616	1,169,123	1,131,782
Income Tax and Social Contribution Payable	13.1	-	3,251	297,983	170,189
Other taxes due	13.3	907	22,072	184,546	288,480
Loans and financing	21	288,198	28,106	522,063	261,290
Debentures	22	-	-	13,407	12,719
Minimum compulsory dividend payable	-	82,227	201,186	84,642	204,780
Post employment benefits	23	-	4	26,348	25,819
Customer charges due	24	-	-	53,825	56,498
Research and Development and Energy Efficiency	25	-	-	146,988	159,599
Accounts payable related to concession - Use of Public Property	26	-	-	48,499	48,477
Other accounts payable	27	634	820	235,646	89,803
		377,273	257,700	3,120,206	2,833,444

NONCURRENT LIABILITIES
Suppliers	20	-	-	72,616	100,908
Deferred Income Tax and Social Contribution	13.2	-	-	495,208	590,536
Loans and financing	21	716,876	971,721	1,729,043	1,989,588
Debentures	22	-	-	998,185	997,958
Post employment benefits	23	-	-	696,130	675,230
Research and Development and Energy Efficiency	25	-	-	133,758	104,561
Accounts payable related to concession - Use of Public Property	26	-	-	405,861	399,080
Provision for contingencies	28	290,144	302,295	1,249,964	1,155,708
		1,007,020	1,274,016	5,780,765	6,013,569
EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		1,159,488	1,214,394	1,159,488	1,214,394
Legal reserve		571,221	571,221	571,221	571,221
Profit retention reserve		3,337,295	3,337,295	3,337,295	3,337,295
Additional proposed dividends		-	64,474	-	64,474
Accumulated Profit		681,702	-	681,702	-
		12,659,706	12,097,384	12,659,706	12,097,384

Attributable to non-controlling interest	29.2	-	-	282,316	264,506

		12,659,706	12,097,384	12,942,022	12,361,890

TOTAL LIABILITIES		14,043,999	13,629,100	21,842,993	21,208,903

Notes are an integral part of these quarterly information

Statements of Income

for the six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note		Parent Company		Consolidated
		06.30.2013	06.30.2012	06.30.2013	06.30.2012
					Restated

OPERATING REVENUES	30	-	-	4,481,542	4,051,561

COST OF SALES AND SERVICES PROVIDED	31	-	-	(3,225,213)	(2,946,727)

GROSS PROFIT		-	-	1,256,329	1,104,834

Operational expenses / income
Selling expenses	31	-	-	(44,647)	(9,600)
General and administrative expenses	31	(19,605)	(12,565)	(233,029)	(232,775)
Other operational income	31	14,350	(13,316)	(199,224)	(173,908)
Equity in earnings of subsidiaries	16	631,873	475,998	31,970	34,510
		626,618	450,117	(444,930)	(381,773)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		626,618	450,117	811,399	723,061

Financial results
Financial income	32	48,350	58,617	300,955	299,036
Financial expenses	32	(37,389)	(48,386)	(151,999)	(322,553)
		10,961	10,231	148,956	(23,517)

Profit Before Income Tax and Social Contribution		637,579	460,348	960,355	699,544

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	-	-	(438,740)	(299,472)
Deferred	13.4	(5,118)	31,312	128,656	104,614
		(5,118)	31,312	(310,084)	(194,858)

NET INCOME FOR THE PERIOD		632,461	491,660	650,271	504,686
Attributed to controlling shareholders		-	-	632,461	491,660
Attributed to non-controlling interest	29.2	-	-	17,810	13,026

Basic and diluted net earnings per share attributed
To parent company shareholders - in reais
Ordinary shares	29.1	2.2074	1.7160	2.2074	1.7160
Class "A" Preferred shares	29.1	2.4281	1.8875	2.4281	1.8875
Class "B" Preferred shares	29.1	2.4281	1.8876	2.4281	1.8876
Notes are an integral part of these quarterly information

Statements of Income – Turnover for the second quarter

for the three-month and six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Parent Company
	04.01.2013	01.01.2013	04.01.2012	01.01.2012
	to 06.30.2013	to 06.30.2013	to 06.30.2012	to 06.30.2012

OPERATING REVENUES	-	-	-	-
COST OF SALES AND SERVICES PROVIDED	-	-	-	-
GROSS PROFIT	-	-	-	-

Operational expenses . income
General and administrative expenses	(14,283)	(19,605)	(8,217)	(12,565)
Other operational income	(8,617)	14,350	(9,404)	(13,316)
Equity in earnings of subsidiaries	254,712	631,873	160,233	475,998
	231,812	626,618	142,612	450,117

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	231,812	626,618	142,612	450,117

Financial results
Financial income	26,368	48,350	28,380	58,617
Financial expenses	(19,972)	(37,389)	(23,924)	(48,386)
	6,396	10,961	4,456	10,231

Profit Before Income Tax and Social Contribution	238,208	637,579	147,068	460,348

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	-	-	680	-
Deferred	2,381	(5,118)	29,787	31,312
	2,381	(5,118)	30,467	31,312

NET INCOME FOR THE PERIOD	240,589	632,461	177,535	491,660

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	0.8397	2.2074	0.6196	1.7160
Class "A" Preferred shares	0.9246	2.4281	0.6821	1.8875
Class "B" Preferred shares	0.9237	2.4281	0.6816	1.8876
Notes are an integral part of these quarterly information

CONTINUING OPERATIONS	Consolidated
	04.01.2013	01.01.2013	04.01.2012	01.01.2012
	to 06.30.2013	to 06.30.2013	to 06.30.2012	to 06.30.2012
			Restated	Restated

OPERATING REVENUES	2,101,132	4,481,542	2,026,923	4,051,561

COST OF SALES AND SERVICES PROVIDED	(1,518,632)	(3,225,213)	(1,589,509)	(2,946,727)

GROSS PROFIT	582,500	1,256,329	437,414	1,104,834

Operational expenses / income
Selling expenses	(20,579)	(44,647)	15,294	(9,600)
General and administrative expenses	(129,672)	(233,029)	(121,615)	(232,775)
Other operational income	(151,279)	(199,224)	(87,148)	(173,908)
Equity in earnings of subsidiaries	12,362	31,970	18,149	34,510
	(289,168)	(444,930)	(175,320)	(381,773)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	293,332	811,399	262,094	723,061

Financial results
Financial income	154,922	300,955	170,748	299,036
Financial expenses	(79,865)	(151,999)	(209,541)	(322,553)
	75,057	148,956	(38,793)	(23,517)

Profit Before Income Tax and Social Contribution	368,389	960,355	223,301	699,544

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	(176,073)	(438,740)	(106,142)	(299,472)
Deferred	59,299	128,656	67,782	104,614
	(116,774)	(310,084)	(38,360)	(194,858)

NET INCOME FOR THE PERIOD	251,615	650,271	184,941	504,686
Attributed to controlling shareholders	240,589	632,461	177,535	491,660
Attributed to non-controlling interest	11,026	17,810	7,406	13,026

Notes are an integral part of these quarterly information

Statements of Comprehensive Income

for the six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2013	06.30.2012	06.30.2013	06.30.2012

NET INCOME FOR THE PERIOD		632,461	491,660	650,271	504,686
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:
Financial investments	29.1.2	(5,512)	1,946	(8,351)	2,948
Concession	29.1.2	-	(8,657)	-	(13,116)
Investments	29.1.2	(232)	1,424	(232)	1,424
Taxes on financial asset adjustments	29.1.2	79	(484)	2,918	2,973
Total comprehensive income for the year, before taxes		(5,665)	(5,771)	(5,665)	(5,771)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		626,796	485,889	644,606	498,915
Attributed to Parent Company				626,796	485,889
Attributed to non-controlling interests				17,810	13,026

Notes are an integral part of these quarterly information

Statements of Changes in Equity

for the six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit
			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends
Balances as of January 1, 2013 - Restated		6,910,000	1,341,098	(126,704) 571,221		3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income for the period		-	-	-	-	-	-	632,461	632,461	17,810	650,271
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	29.1.2	-	-	(5,665)	-	-	-	-	(5,665)	-	(5,665)
Total comprehensive income for the period		-	-	(5,665)	-	-	-	632,461	626,796	17,810	644,606
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Realization of equity valuation adjustments	29.1.2	-	(49,241)	-	-	-	-	49,241	-	-	-
Balances as of June 30, 2013		6,910,000	1,291,857	(132,369)	571,221	3,337,295	-	681,702	12,659,706	282,316	12,942,022
Notes are an integral part of these quarterly information

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit
			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends
Balances as of January 1, 2012 - Restated		6,910,000	1,442,742	23,304	536,187	2,838,551	84,875	-	11,835,659	242,834	12,078,493
Net Income for the period		-	-	-	-	-	-	491,660	491,660	13,026	504,686
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	29.1.2	-	-	(5,771)	-	-	-	-	(5,771)	-	(5,771)
Total comprehensive income for the period		-	-	(5,771)	-	-	-	491,660	485,889	13,026	498,915
Deliberation of additional dividends proposed		-	-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	29.1.2	-	(53,032)	-	-	-	-	53,032	-	-	-
Balances as of June 30, 2012 - Restated		6,910,000	1,389,710	17,533	536,187	2,838,551	-	544,692	12,236,673	255,860	12,492,533
Notes are an integral part of these quarterly information

Statements of Cash Flows

for the six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2013	06.30.2012	06.30.2013	06.30.2012
					Restated
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		632,461	491,660	650,271	504,686

Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	17.2	-	-	177,142	169,423
Amortization of intangible assets - concessions	18	-	-	111,575	105,987
Amortization of investments - concession right and authorization	18	-	-	377	377
Amortization of intangible assets - others	18	-	-	3,318	567
Unrealized monetary and exchange variations - net		(2,284)	(18,435)	8,612	(85)
Changes to fair value of accounts receivable related to concession	9.1	-	-	-	194,985
Remuneration of accounts receivable related to concession	9.1	-	-	(13,202)	(173,311)
Equity in earnings of subsidiaries	16.1	(631,873)	(475,998)	(31,970)	(34,510)
Income tax and social contribution		-	-	438,740	299,472
Deferred income tax and social contribution	13.2.1	5,118	(31,312)	(128,656)	(104,614)
Provision (reversal) for losses from accounts receivable	31.5	-	-	22,147	(12,284)
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	(231)	(3,729)
Provision (reversal) for legal claims	28.1	(12,151)	13,206	112,558	106,829
Provision for post employment benefits	23.3	351	267	94,188	85,694
Provision for research and development and energy efficiency	25.2	-	-	39,839	36,696
Write off of accounts receivable related to concession	9.1	-	-	8,726	3,776
Write off of property, plant and equipment	17.2	-	-	1,281	3,018
Write off of intangible assets	18	-	-	10,988	2,788

Decrease (increase) in assets
Trade accounts receivable		-	-	191,223	6,905
Dividends and interest on own capital received		238,205	247,591	33,453	16,192
CRC transferred to the Government of the State of Paraná	8.2	-	-	81,539	75,432
Accounts receivable related to the concession extension	10.1	-	-	233,895	-
Judicial deposits		(141)	(48,986)	(13,600)	(121,011)
Other receivables		(16)	(25)	(447,618)	(41,390)
Inventories		-	-	(10,336)	(9,578)
Income tax and social contribution		22,357	7,052	25,104	(2,018)
Other current taxes recoverable		11	(11)	(8,507)	(8,168)
Prepaid expenses		-	-	(7,021)	(20,794)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(396)	99	(46,872)	(11,464)
Suppliers		3,442	(738)	(49,785)	(30,753)
Income tax and social contribution paid		(3,251)	(3,929)	(310,946)	(310,330)
Other taxes		(21,165)	(40,367)	(103,934)	(60,546)
Loans and financing - interest due and paid	21.9	(34,717)	(52,773)	(67,369)	(83,494)
Debentures - interest due and paid	22.1	-	-	(38,674)	-
Post employment benefits	23.3	(355)	(267)	(72,759)	(74,945)
Customer charges due		-	-	(2,673)	(7,768)
Research and development and energy efficiency	25.2	-	-	(29,781)	(47,321)
Payable related to the concession - use of public property	26.1	-	-	(24,238)	(22,021)
Other accounts payable		(186)	17	145,843	17,024
Provisions for legal claims	28.1	-	-	(18,878)	(17,359)

NET CASH GENERATED FROM OPERATING ACTIVITIES		195,410	87,051	963,769	432,358
(continued)

Statements of Cash Flows

for the six-month periods ended June 30, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated

		06.30.2013	06.30.2012	06.30.2013	06.30.2012

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(4)	(6)	132,177	54,770
Loans to related parties		-	(12,742)	-	-
Receipt of loans to related parties		27,350	72,562	-	-
Redemption of investment in Ceolpar - incorporated by Copel GeT	16.1	-	910	-	-
Additions in investments	16.1	(26,822)	(8,277)	(237,391)	(24,646)
Additions to property, plant and equipment	17.2	-	-	(128,703)	(442,193)
Additions to intangible assets related to the concession	18	-	-	(464,865)	(358,110)
Customers contributions	18	-	-	52,015	37,007
Additions to other intangible assets	18	-	-	(2,878)	(2,451)
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		524	52,447	(649,645)	(735,623)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.9	-	-	12,249	55,915
Amortization of principal - loans and financing	21.9	-	-	(30,595)	(17,034)
Dividends and interest on own capital paid		(183,433)	(128,409)	(184,612)	(130,250)
NET CASH USED IN FINANCING ACTIVITIES		(183,433)	(128,409)	(202,958)	(91,369)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		12,501	11,089	111,166	(394,634)

Cash and cash equivalents at the beginning of the period	4	29,464	27,757	1,459,217	1,048,446
Cash and cash equivalents at the end of the period	4	41,965	38,846	1,570,383	653,812
CHANGE IN CASH AND CASH EQUIVALENTS		12,501	11,089	111,166	(394,634)

Notes are an integral part of these quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	-	21,438	-

Statements of Added Value

for the six-month periods ended June 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Income
Sale of energy, services and other income	-	-	5,642,438	5,928,411
Construction income	-	-	673,248	599,499
Other income	-	-	5,245	218
Allowance for doubtful debts	-	-	(22,147)	12,284
Total	-	-	6,298,784	6,540,412
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,676,131	1,439,302
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	218,228	365,543
Materials, supplies and third parties services	2,580	1,662	252,237	247,690
Natural gas and supplies for gas operations	-	-	178,352	147,654
Construction costs	-	-	587,665	515,497
Loss / Recovery of assets	-	-	19,236	3,693
Other charges	-	-	-	7,650
Other supplies	(2,986)	19,265	149,171	128,666
Total	(406)	20,927	3,081,020	2,855,695
( = ) GROSS ADDED VALUE	406	(20,927)	3,217,764	3,684,717
( - ) Depreciation and amortization	377	377	292,412	276,354
( = ) NET ADDED VALUE	29	(21,304)	2,925,352	3,408,363
( + ) Transferred added value
Financial income	48,350	58,617	300,955	299,036
Results from investment interests	632,132	476,265	32,229	34,777
Other Income	-	-	108,051	74,505
Total	680,482	534,882	441,235	408,318
VALUE ADDED TO DISTRIBUTE	680,511	513,578	3,366,587	3,816,681
(continued)

Statements of Added Value

for the six-month periods ended June 30, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Parent Company				Consolidated
	06.30.2013%		06.30.2012%		06.30.2013	% 06.30.2012%
DISTRIBUTION OF ADDED VALUE:
Personnel
Remuneration and fees	3,931		3,601		371,193	357,631
Private pension and health plans	351		267		94,188	85,694
Meal and education assistance	-		-		47,164	38,967
Social security charges - FGTS	449		240		30,142	30,757
Labor indemnities (reversals)	-		-		(528)	14,875
Profit sharing	-		-		16,127	26,890
Transfers to property, plant and equipment in progress	-		-		(23,357)	(19,715)
Total	4,731	0.7	4,108	0.8	534,929	15.9 535,099	14.0
Government
Federal	7,664		(29,771)		923,739	1,194,192
State	-		-		1,066,528	1,215,558
Municipal	-		-		2,204	1,926
Total	7,664	1.1	(29,771)	(5.8)	1,992,471	59.2 2,411,676	63.2
Third Parties
Interest and fines	35,655		47,570		167,752	348,326
Leasing and rent	-		11		16,275	12,215
Donations, subsidies and contributions	-		-		4,889	4,679
Total	35,655	5.2	47,581	9.3	188,916	5.6 365,220	9.6
Shareholders
Non controlling interests	-		-		17,810	13,026
Retained profits	632,461		491,660		632,461	491,660
Total	632,461	93.0	491,660	95.7	650,271	19.3 504,686	13.2
	680,511	100.0	513,578	100.0	3,366,587	100.0 3,816,681	100.0
Notes are an integral part of these quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the six-month period ended June 30, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2         Basis of Preparation

2.1      Statement of compliance

The Company’s quarterly financial information includes:

•        The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•         The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

These practices differ from international accounting standards applicable to Copel only with respect to the valuation of investments under the equity method of accounting. Under the IFRS investments should be measured and presented at acquisition cost or fair value.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2012 which did not alter during the quarter has not been presented.

Therefore, this quarterly information should be read together with the financial statements at December 31, 2012, available on the websites of CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Officers held on August 13, 2013.

2.2      Basis of measurement

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, and financial assets held for sale measured at their fair values and investments valued by the equity method.

2.3      Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company, except when otherwise indicated. All financial information present in Brazilian Reais was rounded to the nearest thousand.

2.4      Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

As from the year starting January 1, 2013, CPC 45 Disclosure of Equity Interests in Other Entities, which requires that the entity should disclose information on significant judgments and assumptions, included in Note 16 - Investments, has been used in the preparation of the financial statements.

The other information on the use of critical estimates and assumptions related to the adopted accounting practices, which affect the amounts recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2012.

2.5      Reclassification within the statement of added value

The Company reviewed the statements of added value in the year. The revenues and the construction costs of the Company’s own assets were separately identified, and the proposed additional dividends were reclassified from return on equity capital to income retained by the company.

For comparison purposes, the value added to be distributed and the distribution of value added for June 30, 2012 were restated, as shown in note 3.3.6.

3         Main Accounting Policies

As from the year starting January 1, 2013, the following CPCs are used in the preparation of the financial statements: 18 (R2) Investments in Associated Company, Subsidiary and Joint Venture; 19 (R2) Business Combination; 33 (R1) Employee Benefits; 36 (R3) Consolidated Statements; and 45 Disclosure of Equity Interests in Other Entities.

For comparison purposes, the statement of financial position as of December 31, 2012 and the statements of income, comprehensive income, cash flows and value added as of June 30, 2012 are restated herein, including the effects arising from the adoption of new pronouncements.

The principal effects arising from the use of new pronouncements on the presentation of consolidated financial statements were the exclusion of the joint venture proportional balances, which used to be presented line to line, and the elimination of actuarial gain and loss deferment of private pension fund and health care plans (corridor method).

Accounting policies which went through changes as from this quarter are described as follows. Other accounting policies are consistent with the ones presented in Note 3 to the financial statements as of December 31, 2012.

3.1      Basis for consolidation

Investments in subsidiaries (Note 16.2), in jointly controlled subsidiaries (Note 16.3) and in associated companies (Note 16.4) are recognized in individual financial statements based on the equity accounting method. According to the aforementioned method, investments are initially recorded at cost value and their carrying value is increased or decreased through the recognition of the investing company's interest in profit, loss and other comprehensive income generated by the investees subsequent to their acquisition. The use of this method should be discontinued as from the date on which the investment stops being qualified as subsidiary, jointly controlled subsidiary or associated company.

Payment of income decreases the carrying value of investments.

When required, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

3.1.1       Subsidiaries

CPC 36 (R3) Consolidated Statements establishes control as the basis for the financial statements consolidation.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date on which such control begins up to the date on which the subsidiaries discontinue their activities.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Equity accounts and profit or loss accounts for transactions between consolidated companies are eliminated.

Minority interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in minority interest having a deficit balance.

3.1.2       Investments in subsidiaries and associated companies

Jointly controlled subsidiaries are entities over which the Company, subject to an agreement, does not individually exert power regarding financial and operational decisions, irrespective of the percentage of interest in the voting capital. Associated companies are entities over which the Company exerts significant influence.

When the share in losses of an associated company or jointly controlled subsidiaries equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

3.2      Post-employment benefits

The Company sponsors employee benefit plans, which are thoroughly described in Note 23. The amounts arising from these actuarial commitments (contributions, costs, liabilities and/or assets) are yearly calculated by an independent actuary,  including a period end which coincides with the year end and are recorded in accordance with the CPC 33 (R1) and IAS 19 - Employee Benefits terms, approved by the CVM Resolution 695/12.

Adoption of the Projected credit unit method adds each service year as taxable event of an additional benefit unit, thus adding to the final liability calculation.

Other actuarial assumptions which take into consideration biometric and economical tables, in addition to historical data of the benefit plans, obtained from the Fundação Copel, entity which manages these plans.

Actuarial gains and losses, deriving from changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

3.3      Effects arising from the use of the new CPCs

3.3.1       Effects on statement of financial position as of January 1, 2012

ASSETS			Parent Company
	Stated	Retrospective	Restated
		application -
		Employee
		benefits

CURRENT ASSETS	1,300,161	-	1,300,161
NONCURRENT ASSETS	12,010,733	8,965	12,019,698
Long Term Assets	1,476,621	-	1,476,621
Investments	10,534,112	8,965	10,543,077
TOTAL ASSETS	13,310,894	8,965	13,319,859

LIABILITIES			Parent Company
	Stated	Retrospective	Restated
		application -
		Employee
		benefits

CURRENT LIABILITIES	223,073	-	223,073
NONCURRENT LIABILITIES	1,261,127	-	1,261,127
EQUITY	11,826,694	8,965	11,835,659
TOTAL LIABILITIES	13,310,894	8,965	13,319,859

ASSETS				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits

CURRENT ASSETS	3,702,013	(2,496)	-	3,699,517
Cash and cash equivalents	1,049,125	(679)	-	1,048,446
Dividends receivable	17,906	(1,419)	-	16,487
Income tax and social contribution	215,381	(376)	-	215,005
Others	2,419,601	(22)	-	2,419,579

NONCURRENT ASSETS	15,140,006	991	(3,359)	15,137,638
Long Term Assets	5,659,868	(128)	(3,359)	5,656,381
Judicial deposits	430,817	(97)	-
Accounts receivable related to the concession	3,236,474	(31)	-	3,236,443
Deferred income tax and social contribution	465,536	-	(3,359)	462,177
Others	1,527,041	-	-	1,527,041

Investments	549,158	6,038	-	555,196
Property, Plant and Equipment, net	7,209,123	(6)	-	7,209,117
Intangible Assets	1,721,857	(4,913)	-	1,716,944

TOTAL ASSETS	18,842,019	(1,505)	(3,359)	18,837,155

LIABILITIES				Consolidated
	Stated	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits

CURRENT LIABILITIES	2,058,821	(1,036)	-	2,057,785
Payroll, social charges and accruals	224,095	(19)	-	224,076
Suppliers	747,453	(19)	-	747,434
Other taxes due	288,457	(864)	-	287,593
Others	798,816	(134)	-	798,682

NONCURRENT LIABILITIES	4,713,670	(469)	(12,324)	4,700,877
Suppliers	108,462	(466)	-	107,996
Deferred income tax and social contribution	648,266	-	1,261	649,527
Post-employment benefits	432,838	-	(13,585)	419,253
Provision for contingencies	1,000,823	(3)	-	1,000,820
Others	2,523,281	-	-	2,523,281

EQUITY	12,069,528	-	8,965	12,078,493

TOTAL LIABILITIES	18,842,019	(1,505)	(3,359)	18,837,155

3.3.2       Effects on statement of financial position for the period ended on December 31, 2012

ASSETS			Parent Company
	Stated	Retrospective	Restated
		application -
		Employee
		benefits

CURRENT ASSETS	1,218,801	-	1,218,801

NONCURRENT ASSETS	12,545,907	(135,608)	12,410,299
Long Term Assets	1,540,940	-	1,540,940
Investments	11,004,967	(135,608)	10,869,359

TOTAL ASSETS	13,764,708	(135,608)	13,629,100

LIABILITIES			Parent Company
	Stated	Retrospective	Restated
		application -
		Employee
		benefits

CURRENT LIABILITIES	257,700	-	257,700
NONCURRENT LIABILITIES	1,274,016	-	1,274,016
EQUITY	12,232,992	(135,608)	12,097,384
TOTAL LIABILITIES	13,764,708	(135,608)	13,629,100

ASSETS				Consolidated
	Stated Retrospective	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits

CURRENT ASSETS	4,699,255	(17,563)	-	4,681,692
Cash and cash equivalents	1,483,137	(23,920)	-	1,459,217
Dividends receivable	9,555	8,509	-	18,064
Income tax and social contribution	193,158	(1,614)	-	191,544
Others	3,013,405	(538)	-	3,012,867

NONCURRENT ASSETS	16,512,299	2,986	11,926	16,527,211
Long Term Assets	6,302,904	(39,068)	33,481	6,297,317
Accounts receivable related to the concession	2,684,792	(38,966)	-	2,645,826
Judicial deposits	574,473	(102)	-	574,371
Deferred income tax and social contribution	647,804	-	33,481	681,285
Others	2,395,835	-	-	2,395,835

Investments	543,036	47,508	(21,555)	568,989
Property, Plant and Equipment, net	7,871,849	(96)	-	7,871,753
Intangible Assets	1,794,510	(5,358)	-	1,789,152

TOTAL ASSETS	21,211,554	(14,577)	11,926	21,208,903

LIABILITIES				Consolidated
	Stated Retrospective	Retrospective	Retrospective	Restated
		application - Joint	application -
		arrangements	Employee
			benefits

CURRENT LIABILITIES	2,847,818	(14,374)	-	2,833,444
Suppliers	1,136,359	(4,577)	-	1,131,782
Other taxes due	290,896	(2,416)	-	288,480
Payroll, social charges and accruals	384,150	(142)	-	384,008
Other accounts payable	97,042	(7,239)	-	89,803
Others	939,371	-	-	939,371

NONCURRENT LIABILITIES	5,866,238	(203)	147,534	6,013,569
Suppliers	100,996	(88)	-	100,908
Deferred income tax and social contribution	615,924	(115)	(25,273)	590,536
Post-employment benefits	502,423	-	172,807	675,230
Others	4,646,895	-	-	4,646,895

EQUITY	12,497,498	-	(135,608)	12,361,890

TOTAL LIABILITIES	21,211,554	(14,577)	11,926	21,208,903

3.3.3       Effects on statement of income for the period ended on June 30, 2012

CONTINUING OPERATIONS			Consolidated
		Retrospective
	Stated	application	Restated

OPERATING REVENUES	4,056,108	4,547	4,051,561
COST OF SALES AND SERVICES PROVIDED	(2,951,235)	(4,508)	(2,946,727)
GROSS PROFIT	1,104,873	39	1,104,834
Operational expenses / income	(380,940)	833	(381,773)
Selling expenses	(9,600)	-	(9,600)
General and administrative expenses	(233,579)	(804)	(232,775)
Other operational income (expenses)	(174,273)	(365)	(173,908)
Equity in earnings of subsidiaries	36,512	2,002	34,510
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	723,933	872	723,061
Financial results	(24,387)	(870)	(23,517)
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	699,546	2	699,544
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(194,860)	(2)	(194,858)
NET INCOME FOR THE PERIOD	504,686	-	504,686

3.3.4       Effects on statements of changes in equity

STATEMENTS OF CHANGES IN EQUITY			Parent Company
	January 1, 2013	June 30, 2012	January 1, 2012

Stated balance	12,232,992	12,227,708	11,826,694
Actuarial losses on the transition of accounting practices - CPC 33 (R1)	(205,466)	13,585	13,585
Deferred income tax and social contribution	69,858	(4,620)	(4,620)
Restated balance	12,097,384	12,236,673	11,835,659

STATEMENTS OF CHANGES IN EQUITY			Consolidated
	January 1, 2013	June 30, 2012	January 1, 2012

Stated balance	12,497,498	12,483,568	12,069,528
Actuarial losses on the transition of accounting practices - CPC 33 (R1)	(205,466)	13,585	13,585
Deferred income tax and social contribution	69,858	(4,620)	(4,620)
Restated balance	12,361,890	12,492,533	12,078,493

3.3.5       Effects on statements of cash flow for the period ended on June 30, 2012

STATEMENTS OF CASH FLOWS			Consolidated
	Stated	Retrospective	Restated
		application -
		Joint
		arrangements

Cash flows from operational activities	437,700	(5,342)	432,358
Cash flows from investment activities	(718,647)	(16,976)	(735,623)
Cash flows from financing activities	(94,413)	3,044	(91,369)

3.3.6       Effect on statements of added value for the period ended on June 30, 2012

Statements of Added Value			Parent Company
	Stated	Reclassifications	Restated
		(Note 2.5)

Income	267	(267)	-
Other income	267	(267)	-
( - ) Supplies acquired from third parties	20,927	-	20,927
Material, supplies, and services from third parties	1,662	-	1,662
Others	19,265	-	19,265
( = ) GROSS ADDED VALUE	(20,660)	(267)	(20,927)
( - ) Depreciation and amortization	377	-	377
( = ) NET ADDED VALUE	(21,037)	(267)	(21,304)
( + ) Transferred added value	534,615	267	534,882
Financial income	58,617	-	58,617
Results from investment interests	475,998	267	476,265
VALUE ADDED TO DISTRIBUTE	513,578	-	513,578

Statements of Added Value			Parent Company
	Stated	Reclassifications	Restated
		(Note 2.5)
DISTRIBUTION OF ADDED VALUE:
Personnel	4,108	-	4,108
Government	(30,573)	802	(29,771)
Third Parties	48,383	(802)	47,581
Shareholders	491,660	-	491,660
	513,578	-	513,578

Statements of Added Value				Consolidated
	Stated	Retrospective	Reclassifications	Restated
		application -	(Note 2.5)
		Joint
		arrangements

Income	6,261,947	(4,547)	283,012	6,540,412
Sale of energy, services and other income	6,002,916	-	(74,505)	5,928,411
Construction income	246,263	(4,547)	357,783	599,499
Other income	484	-	(266)	218
Allowance for doubtful debts	12,284	-	-	12,284

( - ) Supplies acquired from third parties	2,585,603	(5,078)	275,170	2,855,695
Material, supplies, and services from third parties	248,027	(337)	-	247,690
Construction costs	244,835	(4,508)	275,170	515,497
Other supplies	128,899	(233)	-	128,666
Others	1,963,842	-	-	1,963,842
( = ) GROSS ADDED VALUE	3,676,344	531	7,842	3,684,717
( - ) Depreciation and amortization	276,719	(365)	-	276,354

( = ) NET ADDED VALUE	3,399,625	896	7,842	3,408,363
( + ) Transferred added value	335,615	(2,069)	74,772	408,318
Financial income	299,103	(67)	-	299,036
Results from investment interests	36,512	(2,002)	267	34,777
Other income	-	-	74,505	74,505
VALUE ADDED TO DISTRIBUTE	3,735,240	(1,173)	82,614	3,816,681

Statements of Added Value				Consolidated
	Stated	Retrospective	Reclassifications	Restated
		application -	(Note 2.5)
		Joint
		arrangements
DISTRIBUTION OF ADDED VALUE:

Personnel	488,805	(165)	46,459	535,099
Government	2,402,574	(972)	10,074	2,411,676
Third Parties	339,175	(36)	26,081	365,220
Shareholders	504,686	-	-	504,686
	3,735,240	(1,173)	82,614	3,816,681

4         Cash and Cash Equivalents

.
		Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Cash and bank accounts	594	1,972	60,774	94,484
Financial investments w ith immediate liquidity	41,371	27,492	1,509,609	1,364,733
	41,965	29,464	1,570,383	1,459,217

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101.74% of the variation of the Interbank Deposit Rate as of June 30, 2013 and 100.75% as of December 31, 2012.

5         Bonds and Securities

	Level
Category	Note 35.2	Index	Consolidated
			06.30.2013	12.31.2012
Securities held for sale
CDB	2	CDI	43,000	39,845
Committed Operation	2	Before fixed	30,331	175,792
Quotas in Funds	1	CDI	88	86
NTN - F	1	CDI	2,046	-
LFT	1	Selic	167,895	162,517
LTN	1	Before fixed	116,884	167,917
LFBB	2	CDI	14,160	13,661
LF Caixa	2	CDI	9,334	9,004
			383,738	568,822
Securities held for trading
Quotas in FI	2	CDI	78,386	24,742
Committed Operation	1	Before fixed	42,844	16,373
CDB	2	CDI	3,529	3,147
LF	2	CDI	12,920	12,591
LFT	1	Selic	-	9,526
LTN	1	Selic	43,033	48,216
DPGE	2	CDI	45,202	61,475
Shares	1	Ibovespa	-	93
Debentures	2	CDI	3,710	3,668
Promissory Notes	2	CDI	-	3,127
Fixed Income Term 3	1	Before fixed	-	56
Derivatives	1	Future DI BMF	413	-
			230,037	183,014
Securities held to maturity
LF Caixa		CDI	12,619	12,180
			12,619	12,180
			626,394	764,016
		Current	478,267	635,501
		Noncurrent	148,127	128,515

Category	Level	Index		Parent Company
			06.30.2013	12.31.2012
Securities held for sale
CDB	2	CDI	92	90
Fund Quotas	1	CDI	88	86
		Current	180	176

Copel holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees.

5.1      Exclusive funds

Exclusive funds		Consolidated
	06.30.2013	12.31.2012
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	102,117	174,047
Exclusive funds of Copel Distribuição at Banco do Brasil	103,887	101,056
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	-	91,807
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	-	50,517
Exclusive funds of UEG Araucária at Banco do Brasil	109,298	78,021
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	120,386	104,961
	435,688	600,409

5.2      Guarantees

Guarantee		Consolidated
	06.30.2013	12.31.2012
Guarantee for the ANEEL auction	6,745	21,427
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	132,895	72,998
Collaterals for financing facilities to build hydroelectric pow er plants
HPPs and transmission lines - TLs	15,411	32,144
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental Institute
of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	32,379	31,290
	187,430	157,859

6         Collaterals and Escrow Accounts

			Consolidated
		06.30.2013	12.31.2012
			Restated
Collaterals and escrow accounts - STN (6.1)		44,023	43,246
Collaterals and escrow accounts - CCEAR		31,458	34,289
Other		1,037	2,519
		76,518	80,054
	Current	32,495	36,808
	Noncurrent	44,023	43,246

6.1      Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

	Balances	Overdue	Overdue for		Total
	falling due	up to 90 days	more than 90 days	Consolidated
				06.30.2013	12.31.2012
Customers
Residential	135,928	78,768	30,524	245,220	295,603
Industrial	104,894	55,360	24,780	185,034	166,182
Commercial	97,300	23,051	14,313	134,664	176,668
Rural	17,028	6,177	6,798	30,003	40,499
Public Entities	23,366	3,671	18,155	45,192	49,464
Public lighting	14,025	15	81	14,121	17,778
Public service	26,359	91	197	26,647	34,488
Unbilled	222,630	-	-	222,630	330,326
Energy installments plan	64,549	5,391	29,057	98,997	94,425
Low income subsidy - Eletrobras	9,662	-	-	9,662	4,694
State Government "Luz Fraterna" program	48,075	2,415	17,551	68,041	60,259
Other receivables	17,816	16,968	23,789	58,573	41,742
	781,632	191,907	165,245	1,138,784	1,312,128
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	88,572	3,799	5,297	97,668	177,983
Bilateral contracts	67,408	604	119	68,131	30,317
CCEE	29,355	-	14	29,369	2,173
Reimbursement to generators	-	-	1,288	1,288	1,288
	185,335	4,403	6,718	196,456	211,761
Charges from using transmission grid
Transmission grid	12,919	248	2,389	15,556	23,505
Basic netw ork and conection grid	9,945	3,292	3,929	17,166	28,017
	22,864	3,540	6,318	32,722	51,522
Telecommunications	3,794	8,172	18,297	30,263	17,928
Gas distribution	36,017	1,498	1,091	38,606	34,767
Allow ance for doubtful accounts (7.1)	-	-	(125,240)	(125,240)	(112,762)
	1,029,642	209,520	72,429	1,311,591	1,515,344
Current	994,784	209,520	72,429	1,276,733	1,489,173
Noncurrent	34,858	-	-	34,858	26,171

7.1      Allowance for doubtful accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2013	(reversals)	of write offs	June 30, 2013

Customers, concessionaries
and permission holder
Residential	39,229	11,712	(6,487)	44,454
Industrial	30,992	5,069	(1,248)	34,813
Commercial	24,012	2,127	(1,106)	25,033
Rural	5,526	1,265	(457)	6,334
Public Entities	9,316	221	-	9,537
Public lighting	129	(50)	-	79
Public service	113	36	-	149
Concessionaries and permission holder	224	1,267	(105)	1,386
Telecommunications	3,221	234	-	3,455
	112,762	21,881	(9,403)	125,240

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2012	(reversals)	of write offs	June 30, 2013

Customers, concessionaries
and permission holder
Residential	28,953	16,940	(9,235)	36,658
Industrial	25,163	4,012	(1,066)	28,109
Commercial	19,466	643	(1,424)	18,685
Rural	1,805	2,353	(417)	3,741
Public Entities	2,359	237	-	2,596
Public lighting	79	37	-	116
Public service	41	37	-	78
Concessionaries and permission holder	37,370	(37,146)	-	224
Telecommunications	683	294	-	977
	115,919	(12,593)	(12,142)	91,184

8         Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

8.1      Maturity of noncurrent installments

		Consolidated
	06.30.2013	12.31.2012
2014	41,903	80,979
2015	87,963	86,365
2016	93,813	92,109
2017	100,052	98,234
2018	106,706	104,767
2019	113,803	111,735
2020	121,371	119,166
2021	129,443	127,091
2022	138,052	135,543
2023	147,233	144,557
2024	157,025	154,171
2025	54,631	53,637
	1,291,995	1,308,354

8.2      Changes in CRC

	Current	Noncurrent
	assets	assets	Consolidated
Balance as of January 1, 2013	75,930	1,308,354	1,384,284
Interest and fees	44,185	-	44,185
Monetary variations	383	23,833	24,216
Transfers	40,192	(40,192)	-
Amortizations	(81,539)	-	(81,539)
Balance as of June 30, 2013	79,151	1,291,995	1,371,146

	Current	Noncurrent
	assets	assets	Consolidated
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	43,031	-	43,031
Monetary variations	660	45,342	46,002
Transfers	35,137	(35,137)	-
Amortizations	(75,432)	-	(75,432)
Balance as of June 30, 2012	69,258	1,290,803	1,360,061

9         Accounts receivable related to the concession

9.1      Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities	Consolidated
Balance as of January 31, 2013 - Restated	5,319	4,557,785	(1,911,959)	2,651,145
Capitalization of intangible assets in progress	-	234,248	(29,780)	204,468
Transfers from noncurrent to current	8,289	(8,289)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(9,351)	-	-	(9,351)
Transfer to property, plant and equipment in servive	-	613	-	613
Monetary variations	-	67,508	(32,311)	35,197
Remuneration	-	13,202	-	13,202
Construction income	-	34,449	-	34,449
Write off	-	(12,933)	4,207	(8,726)
Balance as of June 30, 2013	4,257	4,886,583	(1,969,843)	2,920,997

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities	Consolidated
Balance as of January 31, 2012 - Restated	80,626	4,828,754	(1,592,311)	3,317,069
Capitalization of intangible assets in progress	-	136,658	(53,245)	83,413
Capitalization of intangible assets in service	-	107,069	(20,418)	86,651
Transfers from noncurrent to current	125,216	(125,216)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(106,846)	-	-	(106,846)
Adjustment to financial assets classified
as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	95,880	(35,377)	60,503
Remuneration	-	173,311	-	173,311
Construction income	-	22,059	-	22,059
Fair value adjustment	-	(130,898)	(64,087)	(194,985)
Write off	-	(3,776)	-	(3,776)
Balance as of June 30, 2012 - Restated	98,996	5,090,725	(1,765,438)	3,424,283

9.2      Electricity rate adjustment at Copel Distribuição

On June 20, 2013 ANEEL (National Electric Energy Agency), issued Resolution 1.541, deciding on the Annual Electricity Rate Adjustment for Copel Distribuição. The authorized average electricity rate adjustment was 14.61%, of which 11.40% consists of an economic annual electricity rate adjustment, 1.68% relates to the financial components of the current electricity rate adjustment year and 1.53% consists of the withdrawal of financial components from the previous electricity rate adjustment year. However, the Company asked ANEEL for a suspension of the authorized electricity rate adjustment, expecting for a deferral of the application of the authorized electricity rate adjustment index.

At the request of the Company, on July 9, 2013 ANEEL approved the deferral of the average adjustment rate of 14.61%, authorizing the application of the average adjustment rate of 9.55% retroactively to June 24, 2013 and, as an exception, the deferral of R$ 255,900, equivalent to the difference between the applied and the authorized adjustment, to be considered as a financial component which will be adjusted according to the IGP-M (General Market Price Index) and included in the calculation of the subsequent electricity rate adjustment.

9.3      Commitments regarding transmission

Value
Transmission Lines and Substations
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	285,128
Contract 015/10 - Substation Cerquilho III	43,182
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	25,617
Contract 002/13 - TL 230 kV Assis - Paraguassu Paulista	19,600

10      Accounts receivable related to the concession extension

10.1    Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
	assets	assets	Consolidated
Balance as of January 1, 2013	356,085	717,805	1,073,890
Transfers from non current to current	176,080	(176,080)	-
Amortizations	(233,895)	-	(233,895)
Monetary variations	30,909	-	30,909
Interest and fees	22,982	-	22,982
Balance as of June 30, 2013	352,161	541,725	893,886

11      Other Receivables

		Consolidated
	06.30.2013	12.31.2012
		Restated
Current assets
Transfer CDE (11.1)	338,800	-
Advance payments to suppliers	92,633	29,163
Services in progress (11.2)	86,554	80,043
Advance payments to employees	39,462	29,788
Partnership in consortiums	25,540	25,540
Decommissioning in progress	18,985	10,514
Advance for severance estate	14,399	8,740
Rental plant UTE Araucária	10,205	11,894
Other receivables	55,669	39,269
	682,247	234,951
Noncurrent assets
Advance payments to suppliers	13,611	12,279
Services in progress (11.2)	7,195	8,470
Other receivables	1,978	1,979
	22,784	22,728

11.1    Funds transferred from the Energy Development Account - CDE - Decree 7,945 of March 03, 2013

Due to the high costs of power generated from thermoelectric power plants, incurred as a result of unfavorable power generation conditions of hydroelectric power plants which have prevailed since the end of 2012, the Brazilian government issued Decree 7,945, aiming at neutralizing this additional cost faced by the distributors.

The aforementioned decree establishes the transfer of funds from CDE to cover costs deriving from: (i) exposure in the short-term market, limited to the amount not met by the allocation of quotas; (ii) the hydrological risks of quotas; and (iii) the National Grid's Service Charge - ESS (thermoelectric power plants' decision); (iv) of the positive result of the Memorandum Account for the Fluctuation in the Amounts of Portion A Items - CVA, resulting from the electricity acquisition cost and the expenses addressed in item II of the heading, electricity rate adjustments made in the twelve months after March 8, 2013.

The amounts provided by CDE were recognized as power cost reimbursement (Note 31.1) and charges for the grids use (Note 31.2).

On June 30, 2013, of the R$ 338,800 received from the CDE (Energy Development Account), R$ 227,886 consists of CVA positive result, derived from the cost of electricity acquisition and from the ESS (system service charges), according to Resolution 1,541, issued by ANEEL on June 20, 2013, received on July 25, 2013.

Of the accrued balance, R$ 11,414, R$ 61,000 and R$ 38,500 refer to the accrual periods of April, May and June 2013, respectively. R$ 11,414 referring to April was received upon the financial settlement of July 10, 2013.

11.2    Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12      Inventories

Consolidated
	Operation/Maintenance
	06.30.2013	12.31.2012
Copel Distribuição	93,746	84,995
Copel Geração e Transmissão	30,970	28,299
Copel Telecomunicações	9,520	10,645
Compagás	909	870
	135,145	124,809

13      Income Tax, Social Contribution and Other Taxes

13.1    Income Tax (IR) and Social Contribution (CSLL)

.
	Parent Company			Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Current assets
IR and CSLL paid in advance	128,126	156,718	313,270	468,791
IR and CSLL to be offset against liability	-	(1,215)	(133,596)	(272,227)
IRRF on JSCP to be offset against liability	-	(5,020)	-	(5,020)
	128,126	150,483	179,674	191,544
Noncurrent assets
IR and CSLL paid in advance	-	-	6,761	19,995
	-	-	6,761	19,995
Current liabilities
IR and CSLL due	-	4,466	431,579	442,416
IR and CSLL to be offset against asset	-	(1,215)	(133,596)	(272,227)
	-	3,251	297,983	170,189

13.2    Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

.			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
Parent Company	January 1, 2013	in income	income	June 30, 2013
Noncurrent assets
Tax losses and negative tax basis	-	19,869	-	19,869
Other temporary additions			-
Provisions for legal claims	102,780	(4,131)	-	98,649
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,085	128	-	18,213
Provision for financing	4,795	-	-	4,795
Interest on ow n capital	21,709	(21,709)	-	-
Others	431	72	-	503
	149,278	(5,771)	-	143,507
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 38
- financial instruments	6,787	(653)	(79)	6,055
Temporary exclusions	-		-
Provisions for negative goodw ill	25,297	-	-	25,297
	32,084	(653)	(79)	31,352
Net	117,194	(5,118)	79	112,155

.			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
Parent Company	January 1, 2012	in income	income	June 30, 2012
Noncurrent assets
Tax losses and negative tax basis	-	42,806	-	42,806
Other temporary additions	-
Provisions for legal claims	100,421	4,490	-	104,911
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,830	128	-	17,958
Provision for financing	4,795	-	-	4,795
Interest on ow n capital	16,666	(16,666)	-	-
Others	449	(98)	-	351
	141,639	30,660	-	172,299
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 38
- financial instruments	7,962	(652)	484	7,794
Temporary exclusions	-	-
Provisions for negative goodw ill	25,297	-	-	25,297
	33,259	(652)	484	33,091
Net	108,380	31,312	(484)	139,208

.			Recognized
	Balance as of		in other
	January 1, 2013	Recognized	comprehensive	Balance as of
Consolidated	Restated	in income	income	June 30, 2013
Noncurrent assets
Tax losses and negative tax basis	2,486	19,869	-	22,355
Private pension and health plans	178,312	7,398	-	185,710
Transitional tax system - RTT
Effects from applying ICPC 01	87,299	(7,694)	-	79,605
Effects from applying CPC 33 - R1	59,341	-	-	59,341
Effects from applying CPC 38	-	-	531	531
Other temporary additions
Provisions for legal claims	338,028	31,987	-	370,015
Voluntary termination Program/retirement	53,986	(16,812)	-	37,174
Provision of Research and Development	46,790	9,350	-	56,140
Allow ance for doubtful debts	41,452	4,353	-	45,805
Amortization - concession	36,429	128	-	36,557
Provision for investment losses	355	-	-	355
Provision for tax losses	14,847	(79)	-	14,768
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,795	-	-	4,795
Provision for energy purchases	97,033	36,655	-	133,688
Provision for profit sharing	9,671	5,139	-	14,810
Interest on ow n capital	21,709	(21,709)	-	-
Others	6,844	(2,529)	-	4,315
	1,006,299	66,056	531	1,072,886
(-) Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27	689,160	(25,367)	-	663,793
Effects from applying CPC 38	15,042	(2,380)	(2,387)	10,275
Effects from applying CPC 33 - R1	587	-	-	587
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	175,450	(33,958)	-	141,492
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	3,581	(895)	-	2,686
Others	1,076	-	-	1,076
	915,550	(62,600)	(2,387)	850,563
Net	90,749	128,656	2,918	222,323
Assets presented in the Statement of Financial Position	681,285			717,531
Liabilities presented in the Statement of Financial Position	590,536			495,208
Net	90,749			222,323

.			Recognized
	Balance as of		in other	Balance as of
	January 1, 2012	Recognized	comprehensive	June 30, 2012
Consolidated	Restated	in income	income	Restated
Noncurrent assets
Tax losses and negative tax basis	2,486	42,806	-	45,292
Private pension and health plans	154,108	8,412	-	162,520
Transitional tax system - RTT
Effects from applying ICPC 01	16,142	7,907	-	24,049
Other temporary additions
Provisions for legal claims	287,220	30,179	-	317,399
Voluntary termination Program/retirement	12,355	(1,138)	-	11,217
Provision of Research and Development	28,791	8,860	-	37,651
Allow ance for doubtful debts	42,216	(8,307)	-	33,909
Amortization - concession	36,173	128	-	36,301
Provision for investment losses	355	-	-	355
Provision for tax losses	15,913	(1,268)	-	14,645
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,795	-	-	4,795
Provision for energy purchases	99,568	(6,593)	-	92,975
Provision for profit sharing	15,980	(7,038)	-	8,942
Interest on ow n capital	16,666	(16,666)	-	-
Others	5,490	(1,780)	-	3,710
	745,180	55,502	-	800,682
(-) Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27	741,195	(27,168)	-	714,027
Effects from applying ICPC 01	138,712	(20,397)	(3,457)	114,858
Effects from applying CPC 38	11,977	(652)	484	11,809
Effects from applying CPC 33	4,620	-	-	4,620
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	5,372	(895)	-	4,477
	932,530	(49,112)	(2,973)	880,445
Net	(187,350)	104,614	2,973	(79,763)

13.2.2     Realization of deferred tax credits

As estimates of future taxable income, the realization of deferred taxes is presented below:

	Parent Company	Consolidated
2013	23,817	267,156
2014	3,224	(34,374)
2015	3,224	(22,171)
2016	2,604	31,677
2017	120	1,841
2018 to 2020	360	(28,115)
2021 to 2023	360	(73,391)
After 2023	78,446	79,700
	112,155	222,323

13.3    Other recoverable taxes and other taxes due

.
	Parent Company			Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Current assets
Recoverable ICMS (VAT)	-	-	39,804	38,311
Recoverable PIS/Pasep and Cofins taxes	-	-	60,669	54,190
PIS/Pasep and Cofins to be offset against liabilities	-	-	(36,315)	(43,378)
Other recoverable taxes	-	11	1,505	367
	-	11	65,663	49,490
Noncurrent assets
Recoverable ICMS (VAT)	-	-	70,974	71,785
PIS/Pasep and Cofins taxes	-	-	48,397	48,393
Other recoverable taxes	-	-	23	11
	-	-	119,394	120,189
Current liabilities
ICMS (VAT) payable	-	-	161,759	209,570
PIS/Pasep and Cofins payable	879	22,054	51,498	82,066
PIS/Pasep and Cofins to be offset against assets	-	-	(36,315)	(43,378)
IRRF on JSCP	-	5,020	-	39,303
IRRF on JSCP to be offset against IR and CSLL asset	-	(5,020)	-	(5,020)
Other taxes	28	18	7,604	5,939
	907	22,072	184,546	288,480

13.4    Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

.
	Parent Company			Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
				Restated
Income before IRPJ and CSLL	637,579	460,348	960,355	699,544
IRPJ and CSLL (34%)	(216,777)	(156,518)	(326,521)	(237,845)
Tax effects on:
Equity in income	211,607	158,923	7,639	12,414
Interest on ow n capital	-	28,857	-	34,114
Dividends	62	54	62	54
Non deductible expenses	(10)	(11)	(1,777)	(3,326)
Tax incentives	-	-	10,983	1,775
Others	-	7	(470)	(2,044)
Current IRPJ and CSLL	-	-	(438,740)	(299,472)
Deferred IRPJ and CSLL	(5,118)	31,312	128,656	104,614
Effective rate - %	0.8%	-6.8%	32.3%	27.9%

14      Judicial Deposits

.
		Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Taxes claims	271,711	271,834	350,440	347,484
Labor claims	-	-	102,479	90,479
Civil
Suppliers	-	-	95,558	95,558
Civil	288	-	24,709	26,796
Easements	-	-	7,943	7,157
Customers	-	-	2,324	2,419
	288	-	130,534	131,930
Others	-	24	4,518	4,478
	271,999	271,858	587,971	574,371

15      Receivable from related parties

	Parent Company			Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Associate and Jointly-controlled companies
Dividends and/or interests on ow n capital
Dona Francisca Energética	8,154	78	8,154	78
Dominó Holdings	-	17,986	-	17,986
Matrinchã	-	-	20	-
.	8,154	18,064	8,174	18,064
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	551,489	635,489	-	-
Copel Distribuição	253,863	371,863	-	-
Copel Telecomunicações	7,982	7,982	-	-
Compagás	2,514	2,514	-	-
Elejor	-	2,752	-	-
	815,848	1,020,600	-	-
Financing tranferred - STN
Copel Distribuição (15.1)	62,818	59,340	-	-
	62,818	59,340	-	-
Loan contract
Copel Distribuição (15.2)	892,229	859,894	-	-
Elejor (15.3)	212,116	232,654	-	-
	1,104,345	1,092,548	-	-
	1,991,165	2,190,552	8,174	18,064
Current assets - Dividends receivable	824,002	1,038,664	8,174	18,064
Current assets - Receivable from subsidiaries	892,229	-	-	-
Noncurrent assets	274,934	1,151,888	-	-

15.1    Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain recognized in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2    Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

15.3    Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.y.

As deliberated on the 36th Extraordinary General Meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the Company started paying the above mentioned loan contract on October, 2011.

16      Investments

16.1    Changes in investments

Parent Company	Balance as of		Equity		Amortization	Proposed
	January 1, 2013		valuation	Investiment(1)/	of concession	dividends	Balance as of
	Restated	Equity	adjustments	Afac(2)	rights	and JCP	June 30, 2013
Subsidiaries (16.2)
Copel Geração e Transmissão	6,167,382	555,772	(3,249)	-	-	-	6,719,905
Copel Distribuição	3,535,388	482	(2,263)	-	-	-	3,533,607
Copel Telecomunicações	328,145	23,135	-	-	-	-	351,280
UEG Araucária	133,119	7,723	-	-	-	-	140,842
Compagás	113,375	5,551	-	-	-	-	118,926
Elejor	52,403	11,092	-	-	-	-	63,495
Elejor - concession rights	17,534	-	-	-	(377)	-	17,157
	10,347,346	603,755	(5,512)	-	(377)	-	10,945,212
Jointly-controlled entities (16.3)
Dominó Holdings	358,114	25,715	-	-	-	(9,501)	374,328
Cutia	5,247	(253)	-	450 (1)	-	-	5,444
Cutia - concession rights	5,809	-	-	-	-	-	5,809
	369,170	25,462	-	450	-	(9,501)	385,581
Associates (16.4)
Sercomtel	10,567	(5,602)	-	-	-	-	4,965
Dona Francisca Energética	59,753	3,886	-	-	-	(9,212)	54,427
Foz do Chopim Energética	15,872	4,695	-	-	-	(4,830)	15,737
Carbocampel	1,413	(3)	-	-	-	-	1,410
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	180	(2)	-	-	-	-	178
Escoelectric	-	(318)	-	318 (2)	-	-	-
	88,085	2,656	-	318	-	(14,042)	77,017
Other investments (16.5)
Finam (16.5.1)	1,323	-	378	-	-	-	1,701
Finor (16.5.1)	312	-	(78)	-	-	-	234
Investco S.A.	9,282	-	(184)	-	-	-	9,098
Advance w ith the purpose of future
investment (16.5.2)	46,631	-	-	26,054 (1)	-	-	72,685
Other investments	7,210	-	(348)	-	-	-	6,862
	64,758	-	(232)	26,054	-	-	90,580
	10,869,359	631,873	(5,744)	26,822	(377)	(23,543)	11,498,390

Parent Company	Balance as of		Equity		Amortization	Proposed	Redemption	Balance as of
	January 1, 2012		valuation	Investiment(1)/	of concession	dividends	of	June 30, 2012
	Restated	Equity	adjustments	Afac(2)	rights	and JCP	shares	Restated
Subsidiaries (16.2)
Copel Geração e Transmissão	5,742,236	366,992	1,953	-	-	8,389	-	6,119,570
Copel Distribuição	3,671,986	38,317	(8,664)	-	-	(13,468)	-	3,688,171
Copel Telecomunicações	288,107	16,033	-	22,643 (2)	-	(1,994)	-	324,789
UEG Araucária	127,445	2,228	-	-	-	-	-	129,673
Compagás	105,305	6,012	-	-	-	-	-	111,317
Elejor	33,170	11,720	-	-	-	-	-	44,890
Elejor - concession rights	18,289	-	-	-	(377)	-	-	17,912
Centrais Eólicas do Paraná	1,225	(9)	-	-	-	(306)	(910)	-
	9,987,763	441,293	(6,711)	22,643	(377)	(7,379)	(910)	10,436,322
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	31,880	-	-	-	(8,595)	-	369,238
Cutia	4,310	(224)	-	1,384 (1)	-	-	-	5,470
Cutia - concession rights	5,809	-	-	-	-	-	-	5,809
	356,072	31,656	-	1,384	-	(8,595)	-	380,517
Associates (16.4)
Sercomtel Telecomunicações	70,341	(4,788)	-	-	-	-	-	65,553
Dona Francisca	53,061	3,733	-	-	-	-	-	56,794
Foz do Chopim	17,402	4,151	-	-	-	(5,294)	-	16,259
Carbocampel	1,307	(32)	-	143 (1)	-	-	-	1,418
Dois Saltos	300	-	-	-	-	-	-	300
Copel Amec	165	7	-	-	-	-	-	172
Escoelectric	-	(22)	-	22 (2)	-	-	-	-
	142,576	3,049	-	165	-	(5,294)	-	140,496
Other investments (16.5)
Finam (16.5.1)	2,267	-	(567)	-	-	-	-	1,700
Finor (16.5.1)	613	-	(178)	-	-	-	-	435
Investco S.A.	8,345	-	763	-	-	-	-	9,108
Advance w ith the purpose of future
investment (16.5.2)	38,945	-	-	6,728 (1)	-	-	-	45,673
Other investments	6,496	-	1,406	-	-	-	-	7,902
	56,666	-	1,424	6,728	-	-	-	64,818
	10,543,077	475,998	(5,287)	30,920	(377)	(21,268)	(910)	11,022,153

Consolidated	Balance as of		Equity			Amortization
	January 1, 2013		valuation	Investiment(1)		of concession	Balance as of
	Restated	Equity	adjustments	Afac(2)		rights	June 30, 2013
Jointly-controlled entities (16.3)
Dominó Holdings	358,114	25,715	-	-		(9,501)	374,328
Cutia	5,247	(253)	-	450	(2)	-	5,444
Costa Oeste	1,049	1,174	-	6,245	(2)	-	8,468
Marumbi	2,212	342	-	7,395	(2)	-	9,949
Transmissora Sul Brasileira	9,577	327	-	31,464	(2)	-	41,368
Caiuá	7,747	135	-	14,718	(2)	-	22,600
Integração Maranhense	9,630	468	-	31,899	(2)	-	41,997
Matrinchã	10,130	1,339	-	85,256	(2)	(20)	96,705
Guaraciaba	6,963	71	-	31,139	(2)	-	38,173
Paranaíba	-	(4)	-	2,451	(1)	-	2,447
	410,669	29,314	-	211,017		(9,521)	641,479
Associates (16.4)
Sercomtel Telecomunicações	10,567	(5,602)	-	-		-	4,965
Dona Francisca	59,753	3,886	-	-		(9,212)	54,427
Foz do Chopim	15,872	4,695	-	-		(4,830)	15,737
Carbocampel	1,413	(3)	-	-		-	1,410
Dois Saltos	300	-	-	-		-	300
Copel Amec	180	(2)	-	-		-	178
Escoelectric	-	(318)	-	318	(2)	-	-
	88,085	2,656	-	318		(14,042)	77,017
Other investments (16.5)
Finam (16.5.1)	1,323	-	378	-		-	1,701
Finor (16.5.1)	312	-	(78)	-		-	234
Investco S.A.	9,282	-	(184)	-		-	9,098
Assets for future use	4,290	-	-	-		-	4,290
Advance w ith the purpose of future
investment (16.5.2)	46,631	-	-	26,054	(1)	-	72,685
Other investments	8,397	-	(348)	2	(1)	-	8,051
	70,235	-	(232)	26,056		-	96,059
	568,989	31,970	(232)	237,391		(23,563)	814,555

Consolidated	Balance as of		Equity			Proposed		Balance as of
	January 1, 2012		valuation	Investiment(1)/		dividends		June 30, 2012
	Restated	Equity	adjustments	Afac(2)		and JCP	Others	Restated
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	31,880	-	-		(8,595)	-	369,238
Cutia	4,310	(224)	-	1,384	(1)	-	-	5,470
Costa Oeste	204	(145)	-	816	(2)	-	(31)	844
Marumbi	8	(8)	-	-		-	-	-
Transmissora Sul Brasileira	2	(25)	-	1,600	(1)	-	-	1,577
Caiuá	-	(13)	-	3,694	(2)	-	-	3,681
Integração Maranhense	-	(4)	-	5,390	(2)	-	-	5,386
Matrinchã	-	-	-	2,695	(1)	-	-	2,695
Guaraciaba	-	-	-	2,205	(1)	-	-	2,205
	350,477	31,461	-	17,784		(8,595)	(31)	391,096
Associates (16.4)
Sercomtel Telecomunicações	70,341	(4,788)	-	-		-	-	65,553
Dona Francisca	53,061	3,733	-	-		-	-	56,794
Foz do Chopim	17,402	4,151	-	-		(5,294)	-	16,259
Carbocampel	1,307	(32)	-	143	(1)	-	-	1,418
Dois Saltos	300	-	-	-		-	-	300
Copel Amec	165	7	-	-		-	-	172
Escoelectric	-	(22)	-	22	(2)	-	-	-
	142,576	3,049	-	165		(5,294)	-	140,496
Other investments (16.5)
Finam (16.5.1)	2,267	-	(567)	-		-	-	1,700
Finor (16.5.1)	613	-	(178)	-		-	-	435
Investco S.A.	8,345	-	763	-		-	-	9,108
Assets for future use	4,290	-	-	-		-	-	4,290
Advance w ith the purpose of future
investment (16.5.2)	38,945	-	-	6,728	(1)	-	-	45,673
Other investments	7,683	-	1,406	-		-	-	9,089
	62,143	-	1,424	6,728		-	-	70,295
	555,196	34,510	1,424	24,677		(13,889)	(31)	601,887

16.2    Parent Company

		Percentage of share capital
Parent Company	Main Activity		Copel	Noncontrolling
		Copel	GET	shareholders
Copel Geração e Transmissão S.A. (Copel GET)	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Telecommunication and communication services	100.00	-	-
Companhia Paranaense de Gás - Compagás	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Production of electricity from natural gas	20.00	60.00	20.00

Management performed the judgments required by CPC 36 (R3) - Consolidated Statements, and concluded that the Company has all the required attributes to determine the control over the companies Compagás, Elejor and UEG Araucária, i.e., it is exposed to, or have rights to, variable returns deriving from its involvement in the investees and has the ability of affecting those returns by means of its power over them.

16.2.1     Financial statements of subsidiaries

ASSETS 06.30.2013	GET	DIS	TEL	COM	ELE	UEG

TOTAL ASSETS	9,894,286	9,062,393	457,354	313,676	738,836	710,216
Current assets	1,522,846	2,724,868	86,422	98,701	32,400	282,157
Cash and cash equivalents	548,477	873,257	33,006	44,466	11,058	18,154
Bonds and securities	123,878	122,622	-	-	1,869	229,718
Collaterals and escrow accounts	-	31,463	-	1,032	-	-
Trade accounts receivable	275,796	953,228	30,802	43,887	18,726	-
Dividends receivable	20	-	-	-	-	-
CRC transferred to the State Government of Paraná	-	79,151	-	-	-	-
Accounts receivable related to the concession	4,257	-	-	-	-	-
Accounts receivable related to the concession extension	352,161	-	-	-	-	-
Other current receivables	167,644	483,309	2,953	714	630	27,742
Inventories	30,970	93,746	9,520	909	-	-
Income Tax and Social Contribution	6,287	31,701	6,986	657	-	5,917
Other current recoverable taxes	12,491	42,629	3,077	6,829	11	626
Prepaid expenses	865	13,762	78	207	106	-
Noncurrent assets	8,371,440	6,337,525	370,932	214,975	706,436	428,059
Long Term Assets	1,026,069	4,953,095	22,298	17,241	25,383	7,010
Bonds and securities	95,818	52,309	-	-	-	-
Collaterals and escrow accounts	-	44,023	-	-	-	-
Trade accounts receivable	6,641	28,209	8	2,633	-	-
CRC transferred to the State Government of Paraná	-	1,291,995	-	-	-	-
Judicial deposits	24,714	289,087	1,568	289	65	249
Accounts receivable related to the concession	302,539	2,614,201	-	-	-	-
Accounts receivable related to the concession extension	541,725	-	-	-	-	-
Advances to suppliers	-	-	-	13,611	-	-
Other noncurrent receivables	3,260	5,913	-	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	6,761
Other noncurrent recoverable taxes	51,372	60,291	7,731	-	-	-
Deferred Income Tax and Social Contribution	-	567,067	12,991	-	25,318	-
Prepaid expenses	-	-	-	708	-	-
Investments	685,700	4,012	-	-	-	-
Property, Plant and Equipment, net	6,617,030	-	331,855	-	475,555	420,852
Intangible Assets	42,641	1,380,418	16,779	197,734	205,498	197

LIABILITIES 06.30.2013	GET	DIS	TEL	COM	ELE	UEG

TOTAL LIABILITIES	9,894,286	9,062,393	457,354	313,676	738,836	710,216
Current liabilities	1,379,008	2,929,968	48,244	74,324	58,552	6,008
Payroll, social charges and accruals	95,686	212,418	23,341	5,042	284	116
Associated Companies and Parent Company	-	887,301	-	-	-	-
Suppliers	297,420	837,504	7,098	62,762	1,872	3,769
Income Tax and Social Contribution payable	255,886	36,759	2,187	-	2,143	1,008
Other taxes due	21,912	152,736	3,964	1,131	2,911	1,094
Loans and financing	65,102	169,930	2,386	-	-	-
Debentures	-	13,407	-	-	-	-
Minimum compulsory dividend payable	551,489	253,863	7,982	4,929	-	-
Post employment benefits	7,074	18,356	918	-	-	-
Customer charges due	42,751	11,074	-	-	-	-
Research and Development and Energy Efficiency	14,359	130,313	-	-	2,316	-
Accounts payable related to concession - Use of Public Property	906	-	-	-	47,593	-
Other accounts payable	26,423	206,307	368	460	1,433	21
Noncurrent liabilities	1,795,373	2,598,818	57,830	6,163	589,575	-
Associated Companies and Parent Company	-	-	-	-	212,116	-
Suppliers	75,249	-	-	-	-	-
Deferred Income Tax and Social Contribution	492,593	-	-	2,615	-	-
Loans and financing	413,741	621,899	35,792	-	-	-
Debentures	-	998,185	-	-	-	-
Post employment benefits	215,954	457,635	19,734	2,807	-	-
Research and Development and Energy Efficiency	50,715	83,043	-	-	-	-
Accounts payable related to concession - Use of Public Property	28,702	-	-	-	377,159	-
Provision for contingencies	518,419	438,056	2,304	741	300	-
Equity	6,719,905	3,533,607	351,280	233,189	90,709	704,208
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity valuation adjustments	1,238,449	(67,165)	1,139	-	2,088	-
Legal reserve	247,134	135,294	6,706	17,295	2,444	-
Profit retention reserve	1,123,315	840,155	79,902	63,853	34,827	-
Unrealized revenue reserve	-	-	-	5,214	-	-
Accumulated Profit (losses)	605,013	482	23,135	10,884	15,847	(3,232)

STATEMENT OF INCOME 06.30.2013	GET	DIS	TEL	COM	ELE	UEG

OPERATING REVENUES	1,423,882	2,796,427	91,559	208,126	104,101	76,126
COST OF SALES AND SERVICES PROVIDED	(689,416)	(2,900,866)	(58,082)	(192,714)	(40,210)	(34,201)
EQUITY IN EARNINGS OF SUBSIDIARIES	27,023	-	-	-	-	-
NET INCOME BEFORE FINANCIAL RESULTS AND TAXES	761,489	(104,439)	33,477	15,412	63,891	41,925
Financial results	62,262	107,237	1,514	1,892	(39,916)	4,959
OPERATING PROFIT	823,751	2,798	34,991	17,304	23,975	46,884
Income Tax and Social Contribution	(361,309)	(45,338)	(11,949)	(6,744)	(5,133)	(8,267)
Deferred Income Tax and Social Contribution	93,330	43,022	93	324	(2,995)	-
NET INCOME FOR THE PERIOD	555,772	482	23,135	10,884	15,847	38,617
Other comprehensive income	(3,249)	(2,263)	-	-	-	-
Total comprehensive income for the period	552,523	(1,781)	23,135	10,884	15,847	38,617

16.2.2     Consolidated statement of income segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form.

STATEMENT OF INCOME 06.30.2013	GET	DIS	TEL	COM	ELE	UEG	Holding	Eliminations	Consolidated

OPERATING REVENUES	1,423,882	2,796,427	91,559	208,126	104,101	76,126	-	(218,679)	4,481,542
Electricity sales to final customers	225,119	1,332,993	-	-	-	-	-	(1,338)	1,556,774
Electricity sales to distributors	1,069,800	48,602	-	-	104,101	-	-	(152,811)	1,069,692
Charges for the use of the main transmission grid	72,973	940,514	-	-	-	-	-	(36,084)	977,403
Construction revenues	34,449	402,571	-	22,665	-	-	-	-	459,685
Revenues from telecommunications	-	-	88,167	-	-	-	-	(21,875)	66,292
Distribution of piped gas	-	-	-	175,628	-	-	-	-	175,628
Leases and rentals	343	39,214	3,287	-	-	62,025	-	(3,216)	101,653
Other operating revenues	21,198	32,533	105	9,833	-	14,101	-	(3,355)	74,415
OPERATING COSTS AND EXPENSES	(689,416)	(2,900,866)	(58,082)	(192,714)	(40,210)	(34,201)	(5,255)	218,631	(3,702,113)
Energy purchased for resale	(63,073)	(1,595,354)	-	-	(10,563)	-	-	152,810	(1,516,180)
Charges from use of grid system	(99,753)	(103,400)	-	-	(5,209)	(6,438)	-	35,625	(179,175)
Personnel and management	(120,475)	(323,603)	(25,256)	(10,575)	(1,321)	(585)	(5,157)	-	(486,972)
Private pension and health plans	(23,043)	(57,981)	(3,538)	(785)	-	-	(351)	-	(85,698)
Materials	(6,315)	(27,260)	(761)	(887)	(124)	(49)	(1)	-	(35,397)
Raw material and supplies - energy production	(12,620)	-	-	-	-	(1,861)	-	-	(14,481)
Natural gas and supplies - gas operations	-	-	-	(140,471)	-	-	-	-	(140,471)
Third parties services	(45,800)	(150,248)	(8,451)	(8,243)	(4,933)	(9,398)	(2,579)	30,576	(199,076)
Depreciation and amortization	(140,717)	(100,028)	(14,151)	(7,334)	(13,177)	(16,628)	(377)	-	(292,412)
Provisions and reversals	(52,265)	(92,859)	(1,570)	107	-	-	14,468	-	(132,119)
Construction cost	(38,840)	(402,571)	-	(22,665)	-	-	-	-	(464,076)
Compensation for use of w ater resources	(51,785)	-	-	-	(4,144)	-	-	-	(55,929)
Other costs and operational expenses	(34,730)	(47,562)	(4,355)	(1,861)	(739)	758	(11,258)	(380)	(100,127)
EQUITY IN EARNINGS OF SUBSIDIARIES	27,023	-	-	-	-	-	631,873	(626,926)	31,970
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	761,489	(104,439)	33,477	15,412	63,891	41,925	626,618	(626,974)	811,399
Financial income (expense)	62,262	107,237	1,514	1,892	(39,916)	4,959	10,961	47	148,956
OPERATIONAL PROFIT	823,751	2,798	34,991	17,304	23,975	46,884	637,579	(626,927)	960,355
Income tax and social contribution	(361,309)	(45,338)	(11,949)	(6,744)	(5,133)	(8,267)	-	-	(438,740)
Deferred income tax and social income	93,330	43,022	93	324	(2,995)	-	(5,118)	-	128,656
NET INCOME (LOSS) FOR THE PERIOD	555,772	482	23,135	10,884	15,847	38,617	632,461	(626,927)	650,271

16.2.3     Statements of Cash Flows

06.30.2013	GET	DIS	TEL	COM	ELE	UEG

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period	555,772	482	23,135	10,884	15,847	38,617
Adjustments to reconcile net income for the period w ith cash generated
from operating activities	430,749	308,470	36,502	14,189	57,223	24,895
Decrease (increase) in assets	140,228	126,142	(14,642)	(2,397)	(948)	(7,358)
Increase (decrease) in liabilities	(520,626)	(186,529)	(24,260)	6,263	(50,512)	(9,020)
NET CASH GENERATED FROM OPERATING ACTIVITIES	606,123	248,565	20,735	28,939	21,610	47,134
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	161,346	17,589	-	54	(104)	(46,704)
Additions in investments	(210,567)	-	-	-	-	-
Additions to property, plant and equipment	(98,234)	-	(25,871)	-	(4,116)	(482)
Additions to intangible assets related to the concession	(972)	(444,693)	(1,212)	(20,520)	(333)	(13)
Customers contributions	-	52,015	-	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	(148,427)	(375,089)	(27,083)	(20,466)	(4,553)	(47,199)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	(414)	-	12,665	-	-	-
Amortization of principal - loans and financing	(22,014)	(8,580)	-	-	-	-
Amortization of principal - loan contract w ith a Parent Company	-	-	-	-	(27,350)	-
Dividends and interest on ow n capital paid	(84,000)	(118,000)	-	-	(3,931)	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(106,428)	(126,580)	12,665	-	(31,281)	-

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	351,268	(253,104)	6,317	8,473	(14,224)	(65)
Cash and cash equivalents at the beginning of the period	197,209	1,126,361	26,689	35,993	25,282	18,219
Cash and cash equivalents at the end of the period	548,477	873,257	33,006	44,466	11,058	18,154
CHANGE IN CASH AND CASH EQUIVALENTS	351,268	(253,104)	6,317	8,473	(14,224)	(65)

16.3    Jointly-controlled entities

Jointly controlled	Headquarters	Main activity	Equity +	Percentage of share capital %		Book value
			Afac	Copel	Copel GET	of share
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	831,839	45.00	-	374,328
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	16,603	-	51.00	8,468
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	12,436	-	80.00	9,949
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	206,838	-	20.00	41,368
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Production of electricity from w ind sources	10,910	49.90	-	5,444
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	46,123	-	49.00	22,600
Integração Maranhense Transmissora de Energia S.A. Rio de Janeiro/RJ		Transmission of electricity	85,709	-	49.00	41,997
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Curitiba/PR	Transmission of electricity	197,357	-	49.00	96,705
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Curitiba/PR	Transmission of electricity	77,905	-	49.00	38,173
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	9,989	-	24.50	2,447

Management performed judgments required by CPC 36 (R3) - Consolidated Statements, and concluded that the Company controls those companies, in cooperation with the other investors.

Shared controls result from agreements entered into between shareholders irrespective of the interest ownership interest percentage.

16.3.1     Main groups of assets, liabilities and results of jointly-controlled

06.30.2013	Dominó (1)	Costa Oeste(2)	Marumbi (2)	Brasileira Sul (2)	Cutia (2)	Caiuá (2)	Maranhense Integração (2)	Matrinchã (2)	Guaraciaba (2)	Paranaíba (2)
ASSETS	877,354	20,066	13,149	269,884	11,010	53,735	121,103	198,460	78,315	10,061
Current assets	43,333	6,261	8,773	24,886	46	1,180	797	3,249	35,098	8,110
Cash and cash equivalents	15,282	6,237	8,718	21,512	29	941	432	3,112	34,639	8,079
Other current assets	28,051	24	55	3,374	17	239	365	137	459	31
Noncurrent assets	834,021	13,805	4,376	244,998	10,964	52,555	120,306	195,211	43,217	1,951
.
LIABILITIES	877,354	20,066	13,149	269,884	11,010	53,735	121,103	198,460	78,315	10,061
Current liabilities	45,515	3,037	544	61,815	30	3,395	24,637	1,103	410	72
Noncurrent liabilities	-	12,671	9,412	1,231	70	42,957	84,631	173,992	63,549	-
Financial liabilities	-	-	-	-	70	-	-	-	-	-
Advance for future capital increase	-	12,245	9,243	-	-	38,740	73,874	173,992	63,549	-
Other noncurrent liabilities	-	426	169	1,231	-	4,217	10,757	-	-	-
Equity	831,839	4,358	3,193	206,838	10,910	7,383	11,835	23,365	14,356	9,989

STATEMENT OF INCOME
Net operating income	-	8,331	3,387	184,369	-	31,257	91,681	184,621	38,822	1,916
Depreciation and amortization	-	(2)	(1)	(4)	(2)	-	-	-	-	-
Other operating costs and expenses	1,631	(5,834)	(3,042)	(181,973)	(509)	(30,653)	(90,169)	(185,574)	(40,081)	(2,045)
Interest income	4,594	-	-	-	-	-	-	-	-	-
Other financial income (expense)	(22,705)	70	233	479	3	53	151	3,685	1,404	117
Equity in income of subsidiaries	75,041	-	-	-	-	-	-	-	-	-
Income tax and social contribution	(1,418)	(263)	(152)	(1,039)	-	(381)	(708)	-	-	-
Profit (loss) for the period	57,143	2,302	425	1,832	(508)	276	955	2,732	145	(12)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	57,143	2,302	425	1,832	(508)	276	955	2,732	145	(12)
(1) Balances adjusted to accounting practices
(2) Pre- operating stage

16.4    Affiliates

Affiliates	Headquarters	Main activity	Equity +	Percentage	Book va
			Afac	of share	of share
				capital	capital
Sercomtel S.A. Telecomunicações	Londrina/PR	Telecommunications	11,033	45.00	4,965
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	236,332	23.03	54,427
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	43,995	35.77	15,737
Carbocampel S.A.	Figueira/PR	Coal exploration	2,877	49.00	1,410
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda.	Curitiba/PR	Electric Pow er	1,000	30.00	300
Copel Amec S/C Ltda.- being liquidated	Curitiba/PR	Services	371	48.00	178
Escoelectric Ltda.	Curitiba/PR	Services	(499)	40.00	-

16.4.1     Main groups of assets, liabilities and results of associate

06.30.2013	Sercomtel (1)	Foz do	Dona	Dois Saltos (2)	Copel	Carbocampel Escoeletric
		Chopim	Francisca (1)		Amec
ASSETS	175,524	45,860	273,902	1,949	371	3,565	1,929
Current assets	19,470	5,067	93,034	309	371	116	1,432
Noncurrent assets	156,054	40,793	180,868	1,640	-	3,449	497
.
LIABILITIES	175,524	45,860	273,902	1,949	371	3,565	1,929
Current liabilities	49,972	1,865	27,140	140	-	688	842
Noncurrent liabilities	114,519	-	10,430	809	-	-	3,039
Equity	11,033	43,995	236,332	1,000	371	2,877	(1,952)
.
STATEMENT OF INCOME
Net operating income	64,335	19,076	51,382	-	-	-	-
Operating costs and expenses	(78,289)	(5,389)	(28,202)	-	(2)	(6)	(752)
Financial income (expense)	1,086	104	2,296	-	(2)	-	2
Income tax and social contribution	307	(668)	(8,598)	-	-	-	-
Profit (loss) for the period	(12,561)	13,123	16,878	-	(4)	(6)	(750)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income for the period	(12,561)	13,123	16,878	-	(4)	(6)	(750)
(1) Balances adjusted to accounting practices
(2) Pre- operating stage

16.5    Other investments

16.5.1     Other investments classified as available for sale

	Quantity	Average price	Market
	of	in June 2013	Value
	quota	(R$ per thousand shares)	Thousand R$
.			06.30.2013
Finam	18,891,053	0.09	1,701
Finor	1,114,618	0.21	234
			1,935

	Quantity		Quotation - 06.28.2013	Market
	of		stock exchange	value
Company	shares	Type	R$ per share	R$ thousand
Tractebel Energia S.A.	180,888	ON	34.67	6,271
Eletrosul - Centrais Elétricas S.A.	14,195	ON	-	-
Telefônica Brasil S.A.	7,859	ON	45.00	354
Telefônica Brasil S.A.	675	PN	50.40	34
TIM Participações S.A.	11,804	ON	8.09	95
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	38.71	64
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	0.79	6
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	0.60	1
Embratel Participações S.A.	2,476,773	ON	0.0098	24
Embratel Participações S.A.	301,949	PN	0.0110	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	5.01	2
Telebras - Telecomunicações Brasileiras S.A.	30	PN	3.23	0
Empresa Brasileira de Aeronáutica S.A.	14	ON	20.51	0
Others	-	-	no active market	7
				6,862

16.5.2     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

If the purchase agreement is not signed, the seller is obliged to repay the funds provided, which amount to R$ 72,685, adjusted by the variation of the National Prices Index – IGPM. The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

17      Property, Plant and Equipment

17.1    Fixed Asset by company

Consolidated		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			06.30.2013			12.31.2012
						Restated
In service
Copel Geração e Transmissão	12,363,075	(7,237,096)	5,125,979	11,491,186	(7,101,472)	4,389,714
Copel Telecomunicações	503,973	(302,703)	201,270	498,571	(294,255)	204,316
Elejor	591,774	(131,686)	460,088	591,738	(122,685)	469,053
UEG Araucária	666,788	(246,516)	420,272	666,750	(229,920)	436,830
	14,125,610	(7,918,001)	6,207,609	13,248,245	(7,748,332)	5,499,913
In progress
Copel Geração e Transmissão	1,491,066	-	1,491,066	2,245,507	-	2,245,507
Copel Telecomunicações	130,585	-	130,585	114,825	-	114,825
Elejor	15,467	-	15,467	11,386	-	11,386
UEG Araucária	580	-	580	137	-	137
	1,637,698	-	1,637,698	2,371,855	-	2,371,855
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	15,763,293	(7,918,001)	7,845,292	15,620,085	(7,748,332)	7,871,753

17.2    Changes in Property, Plant and Equipment

		Fixed asset
	In service	In progress	Consolidated
Balance as of January 1, 2013 - Restated	5,499,913	2,371,840	7,871,753
Investment program paid	-	128,703	128,703
Investment program to pay	-	21,438	21,438
Fixed assets for projects	887,015	(887,015)	-
Transfers of accounts receivable related to the concession	(743)	130	(613)
Transfers of intangible assets in progress	-	2,938	2,938
Depreciation quotas to profit and loss	(177,142)	-	(177,142)
Depreciation quotas - Pasep/Cofins credits	(504)	-	(504)
Write off	(930)	(351)	(1,281)
Balance as of June 30, 2013	6,207,609	1,637,683	7,845,292

		Fixed asset
	In service	In progress	Consolidated
Balance as of January 1, 2012 - Restated	5,745,134	1,463,983	7,209,117
Investment program paid	-	442,193	442,193
Provision for contingences	-	2,362	2,362
Fixed assets for projects	7,778	(7,778)	-
Depreciation quotas to profit and loss	(169,423)	-	(169,423)
Depreciation quotas - Pasep/Cofins credits	(834)	-	(834)
Write off	(348)	(2,670)	(3,018)
Balance as of June 30, 2012 - Restated	5,582,307	1,898,090	7,480,397

17.3    Asset by type of account – in service and in progress

Consolidated		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			06.30.2013			12.31.2012
						Restated
In service
Reservoirs, dams and aqueducts	7,519,801	(4,414,616)	3,105,185	7,108,618	(4,341,971)	2,766,647
Machinery and equipment	4,777,643	(2,485,268)	2,292,375	4,509,319	(2,406,775)	2,102,544
Buildings	1,495,983	(979,081)	516,902	1,379,133	(963,086)	416,047
Land	261,746	-	261,746	183,024	-	183,024
Vehicles	59,245	(30,995)	28,250	57,474	(28,580)	28,894
Furniture and tools	11,192	(8,041)	3,151	10,677	(7,920)	2,757
	14,125,610	(7,918,001)	6,207,609	13,248,245	(7,748,332)	5,499,913
In progress	1,637,698	-	1,637,698	2,371,855	-	2,371,855
Special liabilities	(15)	-	(15)	(15)	-	(15)
	15,763,293	(7,918,001)	7,845,292	15,620,085	(7,748,332)	7,871,753

17.4    Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 123.52/MWh as of June 30, 2013). A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture are recorded in fixed assets in progress account group. On June 30, 2013, the balance in fixed assets in progress on the project totaled R$ 1,188,088.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 392,716 as of June 30, 2013.

17.5    Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II Small Hydropower Plant, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 175.50/MWh as of June 30, 2013). A total of 7.73 averages MW were sold, for supply starting in January 2013 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The plant is in full operation. The first generating unit started commercial operations in May 2013 and the other two units in June.

As of June 30, 2013, the expenses incurred on this venture was R$ 126,268

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso Small Hydropower Plant amounted to R$ 3,136 as of June 30, 2013.

17.6    Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim River will be studied.

The expenditures on this project are recorded under Fixed Assets under Construction in proportion to the share. At June 30, 2013, the balance in fixed assets in progress on the venture totaled R$ 7,989.

18      Intangible Asset

Consolidated		Concession		Concession		Right to use
	and autorization rights			contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	06.30.2013
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	12,906	(254)	15,158	(4,820)	43	23,033
Copel Distribuição	-	-	3,701,693	(3,211,262)	-	-	-	490,431
Copel Distribuição-Special Liabilities	-	-	(322,466)	233,377	-	-	-	(89,089)
Copel Telecomunicações	-	-	-	-	23,468	(8,102)	-	15,366
Compagás	-	-	235,322	(94,068)	4,418	(3,088)	-	142,584
Elejor	-	-	263,921	(64,709)	-	-	6,259	205,471
UEG Araucária	-	-	-	-	373	(176)	-	197
Concession Right - Elejor	22,626	(5,469)	-	-	-	-	-	17,157
Concession Right - Cutia	5,809	-	-	-	-	-	-	5,809
	28,435	(5,469)	3,891,376	(3,136,916)	43,417	(16,186)	6,302	810,959
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,469)	3,891,376	(3,136,916)	43,417	(16,186)	6,341	810,998
In progress
Copel Geração e Transmissão	-	-	16,253	-	1,939	-	1,398	19,590
Copel Distribuição	-	-	1,082,311	-	-	-	-	1,082,311
Copel Distribuição-Special Liabilities	-		(103,235)	-	-	-	-	(103,235)
Copel Telecomunicações	-	-	-	-	1,379	-	34	1,413
Compagás	-	-	55,129	-	-	-	-	55,129
Elejor	-	-	-	-	-	-	27	27
	-	-	1,050,458	-	3,318	-	1,459	1,055,235
								1,866,233
(1) Amortization over the concession period
(2) Annual amortization rate: 20%

Consolidated		Concession		Concession		Right to use
	and autorization rights			contracts		software
		accumulated		accumulated		accumulated		12.31.2012
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	Restated
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	12,905	(36)	15,158	(3,511)	43	24,559
Copel Distribuição	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-Special Liabilities	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagás	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Concession Right - Elejor	22,626	(5,092)	-	-	-	-	-	17,534
Concession Right - Cutia	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	5,970	899,758
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	6,009	899,797
In progress
Copel Geração e Transmissão	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-Special Liabilities	-	-	(83,748)	-	-	-	-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagás	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
	-	-	882,551	-	2,458	-	4,346	889,355
								1,789,152
(1) Amortization over the concession period
(2) Annual amortization rate: 20%

Changes in intangible assets

			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2013 - Restated	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Investment program	-	464,865	-	-	-	-	2,878	467,743
Customers' financial participation	-	-	-	(52,015)	-	-	-	(52,015)
Aneel concession - use of public assets	-	1,153	-	-	-	-	-	1,153
Transfers to property, plant and equipment, net in progress	-	-	-	-	-	-	(2,938)	(2,938)
Transfers to accounts receivable related
to the concession (Note 9.1)	-	(234,248)	-	29,780	-	-	-	(204,468)
Transfers to intangible assets in service	39,657	(39,657)	(2,748)	2,748	-	693	(693)	-
Amortization of quotas - concession and autorization	(132,743)	-	21,168	-	(377)	(3,318)	-	(115,270)
Amortization of quotas - Pasep/Cofins credits	(7,072)	-	1,236	-	-	(300)	-	(6,136)
Write off	(3,188)	(4,719)	231	-	-	(2,038)	(1,274)	(10,988)
Balance as of June 30, 2013	843,549	1,153,693	(89,089)	(103,235)	22,966	33,572	4,777	1,866,233

			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2012 - Restated	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	30,011	1,716,944
Investment program	-	358,110	-	-	-	-	2,451	360,561
Customers' financial participation	-	-	-	(37,007)	-	-	-	(37,007)
Aneel concession - use of public assets	-	1,864	-	-	-	-	-	1,864
Transfers to accounts receivable related
to the concession	(136,658)	(107,069)	53,245	20,418	-	-	-	(170,064)
Transfers to intangible assets in service	34,963	(34,963)	(2,625)	2,625	-	25	(25)	-
Amortization of quotas - concession and autorization	(128,712)	-	22,725	-	(377)	(567)	-	(106,931)
Amortization of quotas - Pasep/Cofins credits	(5,483)	-	1,061	-	-	7	-	(4,415)
Write off	(885)	(1,835)	-	-	-	-	(68)	(2,788)
Balance as of June 30, 2012 - Restated	988,099	890,698	(126,038)	(54,421)	23,721	3,736	32,369	1,758,164

19      Payroll, Social Charges and Accruals

		Consolidated
	06.30.2013	12.31.2012
		Restated
Social security liabilities
Taxes and social contribution	27,947	61,312
Social security charges on paid vacation and 13th salary	38,593	34,160
	66,540	95,472
Labor liabilities
Payroll, net	5,182	3,015
Vacation and 13th salary	113,878	96,746
Profit sharing	27,081	29,940
Profit sharing for the period	15,114	-
Voluntary redundancy	109,333	158,781
Assignments to third parties	8	54
	270,596	288,536
	337,136	384,008

20      Suppliers

		Consolidated
	06.30.2013	12.31.2012
		Restated
Energy supplies	553,925	517,982
Materials and supplies	390,186	471,526
Charges for use of grid system	144,839	82,195
Natural gas for resale	61,705	43,681
Natural gas and supplies for the gas business - renegotiation Petrobras	91,084	117,306
	1,241,739	1,232,690
Current	1,169,123	1,131,782
Noncurrent	72,616	100,908

20.1    Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and restated annually according to the IPCA inflation index.

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2006	2006 to 2013	812.41	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	37.45	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	51.91	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.76	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	54.37	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.59	11.30.2011	79.99
		1,016.51
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	25.25	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	42.37	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	72.41	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	67.10	12.16.2005	121.81
3th Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3th Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	11.99	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	148.88	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.14	08.27.2009	144.60
		671.26
Structuring projects auction
Santo Antonio	2012 to 2041	52.55	12.10.2007	78.87
Jirau	2013 to 2042	101.13	05.19.2008	71.37
		153.68

21      Loans and Financing

Consolidated				Current		Noncurrent
				liabilities		liabilities
			06.30.2013	12.31.2012	06.30.2013	12.31.2012
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,967	586	3,553	3,311	59,265	56,029
Eletrobrás	7	-	7	6	3	5
	2,974	586	3,560	3,317	59,268	56,034
Local currency
Banco do Brasil (21.2)	375,260	58,015	433,275	168,624	1,131,814	1,373,235
Eletrobrás (21.3)	53,072	1,242	54,314	54,204	154,639	178,841
Finep (21.4)	4,017	66	4,083	2,014	36,638	27,511
BNDES (21.5)	14,565	482	15,047	18,156	192,258	196,699
Banco do Brasil
Transfer BNDES (21.6)	11,369	415	11,784	14,975	154,426	157,268
	458,283	60,220	518,503	257,973	1,669,775	1,933,554
	461,257	60,806	522,063	261,290	1,729,043	1,989,588

Parent Company				Current		Noncurrent
				liabilities		liabilities
			06.30.2013	12.31.2012	06.30.2013	12.31.2012
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,967	586	3,553	3,311	59,265	56,029
Local currency
Banco do Brasil (21.2)	260,000	24,645	284,645	24,795	657,611	915,692
	262,967	25,231	288,198	28,106	716,876	971,721

21.1    Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	Consolidated
						06.30.2013	12.31.2012
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	3,018	4,180
Par Bond	1	04.11.2024	Single installment	8.0% + 0.20%	17,315	24,441	22,548
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	35,359	32,612
						62,818	59,340
					Current	3,553	3,311
				Noncurrent		59,265	56,029
Issue Date: 05.20.1998
Collateral:
Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 18,152 and R$ 25,871 as of June 30, 2013 (R$ 17,820 and R$ 25,426 as of December 31, 2012), respectively (Note 6.1).
Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

21.2    Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						06.30.2013	12.31.2012
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	184	298
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	446,293	430,932
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	176,356	170,142
Credit Note 330600129 (d)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,873	29,911
Credit Note 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	236,727	236,729
Credit Note 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,542	18,565
Credit Note 330600156 (g)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,705	14,705
Credit Note 330600157 (h)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	38,167	38,143
Credit Note 330600609 (i)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	604,242	602,434
						1,565,089	1,541,859
					Current	433,275	168,624
				Noncurrent		1,131,814	1,373,235
Company:
Copel Distribuição: (a) (b) (c)
Parent Company: (d) (e) (f) (g) (h) (i)
Annual installment
Along w ith the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 07.21.2016: (i)
Destination:
Private Credit Assignment Agreement w ith the Federal Government: (a)
Working capital: (b) (c)
Only purpose of paying the debts: (d) (e) (f) (g) (h) (i)
Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)

21.3    Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						06.30.2013	12.31.2012
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	102,785	119,038
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	15	16
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	408	441
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	154	166
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	192	205
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	82	87
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	50	53
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	3,506	4,059
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	19,504	21,333
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	64,876	69,351
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	15,836	16,525
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,545	1,771
						208,953	233,045
					Current	54,314	54,204
					Noncurrent	154,639	178,841
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)
Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos:(h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)
Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.
Note:
Final Grace Period: 12.30.2012 (k)

21.4    Finep

	Issue	Number of	Final	Annual rate p.y.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						06.30.2013	12.31.2012
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	1,722	2,295
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	821	1,618
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	21,209	15,526
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	16,969	10,086
						40,721	29,525
					Current	4,083	2,014
					Noncurrent	36,638	27,511
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)
Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
Projeto BEL - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)
Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited: (a) (b) (c)
Observações:
(b) R$ 414 w ere returned for not having been executed in the project.
(c) In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103.
In contrast, the financed commits to participate in the costs of preparation w ith the minimum value of R$ 8,324.
Were released three parcels, totaling R $ 38,471 of this amount, R$ 12,664 w as released in 2013.
The maturity of the 1st installment is February 15, 2014.

21.5    BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	Consolidated
							06.30.2013	12.31.2012
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	166,212	172,137
1120952.1-A (b) 12.16.2011		168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	38,989	39,568
1120952.1-B (c) 12.16.2011		168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	2,104	3,150
							207,305	214,855
						Current	15,047	18,156
						Noncurrent	192,258	196,699
Company:
Copel Geração e Transmissão: (a) (b) (c)
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount.
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Collateral:

All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

21.6    Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	Consolidated
							06.30.2013	12.31.2012
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP	169,500	166,210	172,243
							166,210	172,243
						Current	11,784	14,975
						Noncurrent	154,426	157,268
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

21.7    Breakdown of loans and financing by currency and index

Index and change in foreign currencies					Consolidated
	accumulated in the period (%)				Composition of loans
	06.30.2013	12.31.2012	06.30.2013%		12.31.2012%
Foreign currency
U.S. Dolar	8.42	8.94	62,828	2.79	59,351	2.64
			62,828	2.79	59,351	2.64
Local currency
TJLP	2.61	5.75	373,527	16.59	387,111	17.20
IGP-M	1.74	7.81	174	0.01	284	0.01
Ufir	0.00	0.00	106,168	4.72	114,006	5.06
Finel	0.35	1.52	102,785	4.57	119,040	5.29
CDI	11.88	(36.52)	1,564,905	69.51	1,541,561	68.49
TR	0.00	0.29	23,750	1.06	13,998	0.62
Without indexer	-	-	16,969	0.75	15,527	0.69
			2,188,278	97.21	2,191,527	97.36
			2,251,106	100.00	2,250,878	100.00
		Current	522,063		261,290
		Noncurrent	1,729,043		1,989,588

21.8    Maturity of noncurrent installments

	Foreign	Local
	currency	currency		Consolidated
			06.30.2013	12.31.2012
2014	4	455,649	455,653	730,115
2015	-	601,842	601,842	588,300
2016	-	259,475	259,475	258,572
2017	-	45,901	45,901	46,098
2018	-	44,991	44,991	44,180
2019	-	42,243	42,243	41,435
2020	-	38,272	38,272	37,760
2021	-	27,584	27,584	28,584
2022	-	27,581	27,581	28,580
2023	-	25,935	25,935	26,936
After 2023	59,264	100,302	159,566	159,028
	59,268	1,669,775	1,729,043	1,989,588

21.9    Changes in loans and financing

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2013	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	-	12,249	12,249
Charges	1,325	-	61,746	17,735	80,806
Monetary and exchange variations	220	4,578	79	260	5,137
Transfers	1,344	(1,344)	294,023	(294,023)	-
Amortization - principal	(739)	-	(29,856)	-	(30,595)
Amortization - interest and variation	(1,907)	-	(65,462)	-	(67,369)
Balance as of June 30, 2013	3,560	59,268	518,503	1,669,775	2,251,106

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	55,915	55,915
Charges	1,324	-	71,995	25,302	98,621
Monetary and exchange variations	139	4,097	26	615	4,877
Transfers	1,270	(1,270)	15,231	(15,231)	-
Amortization - principal	(1,563)	-	(15,471)	-	(17,034)
Amortization - interest and variation	(2,366)	-	(81,128)	-	(83,494)
Balance as of June 30, 2012	3,294	56,782	102,650	2,070,631	2,233,357

21.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contract loan which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At June 30, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

22      Debentures

Debentures	Issue	Number of	Final Maturity		Annual rate p.y.
1st issue	Date	installment 1st	installment 2nd	installment	(interest)	Principal		Consolidated
							06.30.2013	12.31.2012
Single series	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,011,592	1,010,677
							1,011,592	1,010,677
						Current	13,407	12,719
						Noncurrent	998,185	997,958

Company:
Copel Distribuição

Characteristics:
On October 22, 2012 the first issue of simple, unconvertible, unsecured debentures, in a single batch by Copel Distribuição S/A. w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$ 1,000,000. 100,000 notes w ere issued w ith a unit value of R$ 10. The debentures' unit values w ill not be adjusted for inflation.

Finance charges:
Bear interest at the rate of 100% of the daily average rates of interbank extragroup deposits as a percentage, plus a spread or surcharge of 0.99% p.y., paid half-yearly in April and October.

Allocation:
Working capital or used to make investments in the issuer.

Collaterals:
Personal guarantee

Guarantor:
Companhia Paranense de Energia - Copel

Trustee:
C&D Distribuidora de Títulos e Valores Mobilíarios S.A.

22.1    Change in debentures

		Local currency
Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2013	12,719	997,958	1,010,677
Charges	39,362	227	39,589
Amortization - interest and variation	(38,674)	-	(38,674)
Balance as of June 30, 2013	13,407	998,185	1,011,592

22.2    Contracts with clauses for anticipated maturity

The Copel Distribuição issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, whose value, separately or jointly, exceeds 25% for Copel Holding and 30% for Copel Distribuição, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may imply early maturity of the debentures.

At June 30, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1    Benefit Pension Plan

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 695/12, which approved and made Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2    Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3    Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

	.
			Consolidated
		06.30.2013	12.31.2012
			Restated
Pension plan		660	989
Healthcare plan		721,818	700,060
		722,478	701,049
	Current	26,348	25,819
	Noncurrent	696,130	675,230

The Company reviewed its actuarial position established in the last fiscal year on December 31, 2012, which is mainly due to the increase in interest rates in the first half of 2013. Therefore, financial assumptions were reviewed together with the Company's independent actuary, considering a new discount rate on June 30, 2013 according to the latest auctions of federal government bonds. The plans' net assets were also reviewed and revalued at their fair values as of June 30, 2013.

However, as required by accounting practices adopted in Brazil, the Company will annually review all actuarial assumptions for reassessing its post-employment benefit obligations.

According to the review of the assumptions described above, the pension plan amounts revised for June 30, 2013 reached a surplus of R$ 415,131, while on December 31, 2012 the amount was
R$ 578,288, summarized below:

Benefit plans		Pension plan
	06.30.2013	12.31.2012
Defined benefit obligation	4,119,205	4,563,586
Fair value of plan's assets	(4,534,336)	(5,141,874)
Plan coverage status	(415,131)	(578,288)
Not recognized asset	415,131	578,288

Regarding the assistance plan, the calculated amounts were not significant for requiring an adjustment in the amount determined on December 31, 2012. Likewise, the health care plan cost assumptions will have to be established and will be known only at year-end.

The amounts recognized in the statement of income are shown below:

.
	Parent Company			Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Pension plan (CD)	-	-	28,966	23,889
Pension plan (CD) - management	311	240	373	259
Healthcare plan - post employment	-	-	34,425	35,696
Healthcare plan	-	-	21,887	20,061
Healthcare plan - management	40	27	47	27
	351	267	85,698	79,932

Changes in the post-employment benefits

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2013 - Restated	25,819	675,230	701,049
Appropriation of actuarial calculation	-	34,442	34,442
Pension and healthcare contributions	59,746	-	59,746
Transfers	13,542	(13,542)	-
Amortizations	(72,759)	-	(72,759)
Balance as of June 30, 2013	26,348	696,130	722,478

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2012 - Restated	36,037	419,253	455,290
Appropriation of actuarial calculation	-	35,475	35,475
Pension and healthcare contributions	50,219	-	50,219
Transfers	10,869	(10,869)	-
Amortizations	(74,945)	-	(74,945)
Balance as of June 30, 2012 - Restated	22,180	443,859	466,039

As informed in note 3.2, the Company adopted CPC 33 (R1) retrospectively. The effects are presented for comparability purposes in note 3.3.

23.4    Actuarial valuation pursuant to CVM Decision 695/12

The Company, in compliance with the CVM Resolution 695/12, opts to prepare the actuarial report on an annual basis.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2012.

24      Customer Charges Due

	.
		Consolidated
	06.30.2013	12.31.2012
Global Reversal Reserve (RGR)	47,273	15,581
Energy Development Account (CDE)	6,552	23,719
Fuel Consumption Account (CCC)	-	17,198
	53,825	56,498

25      Research and Development and Energy Efficiency

25.1    Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	06.30.2013	12.31.2012
Research and Development - R&D
FNDCT*	-	3,340	-	3,340	3,424
MME	-	1,670	-	1,670	1,712
R&D	23,804	-	133,445	157,249	142,384
	23,804	5,010	133,445	162,259	147,520
Energy efficiency program - EEP	51,780	-	66,707	118,487	116,640
	75,584	5,010	200,152	280,746	264,160
			Current	146,988	159,599
			Noncurrent	133,758	104,561
* National Fund for Scientific and Technological Development

25.2    Changes in balances for R&D and EEP

	FNDCT	MME	R&D			EEP

	Current	Current	Current	Noncurrent	Current	Noncurrent	Consolidated
Balance as of January 1, 2013	3,424	1,712	40,323	102,061	114,140	2,500	264,160
Additions	11,139	5,569	416	10,723	-	11,722	39,569
Performance agreement	-	-	-	-	-	270	270
Selic interest rate	-	-	46	4,298	-	2,184	6,528
Payments	(11,223)	(5,611)	-	-	-	-	(16,834)
Concluded projects	-	-	(618)	-	(12,329)	-	(12,947)
Balance as of June 30, 2013	3,340	1,670	40,167	117,082	101,811	16,676	280,746

	FNDCT	MME		R&D		EEP

	Current	Current	Current	Noncurrent	Current	Noncurrent	Consolidated
Balance as of January 1, 2012	3,017	1,510	34,910	86,027	117,478	8,622	251,564
Additions	8,304	4,152	422	9,156	-	12,750	36,696
Selic interest rate	-	-	66	4,848	-	3,343	8,257
Transfers	1,275	637	-	-	-	-	-
Payments	(9,407)	(4,703)	-	-	-	-	(14,110)
Concluded projects	-	-	(1,719)	-	(31,492)	-	(33,211)
Balance as of June 30, 2012	3,189	1,596	33,679	100,031	85,986	24,715	249,196

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession.

Consolidated
	Grants	Signature	Final	Current	liabilities	Noncurrent	liabilities
				06.30.2013	12.31.2012	06.30.2013	12.31.2012
Copel Geração e Transmissão
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	906	884	12,449	12,083
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	-	-	16,253	15,101
Elejor
Fundão – Santa Clara Hydroelectric Energy Complex (c)	10.23.2001	10.25.2001	10.2036	47,593	47,593	377,159	371,896
				48,499	48,477	405,861	399,080

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return:
(a) 5.65% p.y.
(b) 7.74% p.y.
(c) 11.00% p.y.

Payment to the federal government:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of Concession Agreement number 001/07. (a)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 1,256, as from the date the hydroelectric pow er plant starts operations, according to clause six of Concession Agreement number 001/11. (b)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, from the sixth to the thirty-fifth year of concession or w hile the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01. (c)

Annual adjustment of installments for inflation:
(a) (b) Variation IPCA
(c) Variation IGP-M

26.1    Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent
	liabilities	liabilities	Consolidated
Balance as of January 1, 2013	48,477	399,080	447,557
Aneel concession - use of public assets	-	1,153	1,153
Transfers	24,260	(24,260)	-
Payments	(24,238)	-	(24,238)
Monetary variation	-	29,888	29,888
Balance as of June 30, 2013	48,499	405,861	454,360

	Current	Noncurrent
	liabilities	liabilities	Consolidated
Balance as of January 1, 2012	44,656	370,442	415,098
Aneel concession - use of public assets	-	1,864	1,864
Transfers	22,626	(22,626)	-
Payments	(22,021)	-	(22,021)
Monetary variation	-	36,352	36,352
Balance as of June 30, 2012	45,261	386,032	431,293

27      Other Accounts Payable

.
		Consolidated
	06.30.2013	12.31.2012
		Restated
Advance transfer - Energy Development Account (CDE) - (27.1)	96,267	-
Reimbursements to customer contributions	34,366	7,650
Customers	30,293	15,661
Financial compensation for use of w ater resources	19,521	11,786
Public lighting fee collected	19,071	17,852
Pledges in guarantee	11,885	12,109
Consortium partners	2,744	2,063
Other liabilities	21,499	22,682
	235,646	89,803

27.1    Advance transfer - CDE - Decree 7,891 on January 23, 2013

Balance related to the earlier transfer by Eletrobras, using CDE funds, of the monthly amounts approved by ANEEL to cover the discounts applied to the rates applicable to users of electricity distribution services and to the balanced reduction in electricity rates related to the accrual periods from May to November 2013.

28      Provision for Contingencies

28.1    Lawsuits with Likelihood of Losses deemed as probable

The Company and the subsidiaries are a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated	Balance as of				Construction		Balance as of
	January 1, 2013		Additions (-)	Reversals	cost	Discharges	June 30, 2013
Tax (28.1.1)
Cofins (a)	243,131		-	-	-	-	243,131
Others taxes	51,445		11,973	(8,693)	-	-	54,725
	294,576		11,973	(8,693)	-	-	297,856
Labor	154,990		29,835	(45)	-	(3,693)	181,087
Employee benefits	78,670		57,177	-	-	(12,286)	123,561
Civil (28.1.2)
Suppliers (a)	68,630		-	(1,624)	-	-	67,006
Civil and administrative law (b)	176,811		27,726	(21,303)	-	(2,801)	180,433
Easements	5,964		2,082	(953)	-	(81)	7,012
Condemnation and real estate (c)	317,472		15,810	-	576	(17)	333,841
Customers	7,477		1,258	(712)	-	-	8,023
	576,354		46,876	(24,592)	576	(2,899)	596,315
Environmental claims	193		17	(17)	-	-	193
Regulatory (28.1.3)	50,925		65	(38)	-	-	50,952
	1,155,708		145,943	(33,385)	576	(18,878)	1,249,964

Consolidated	Balance as of				Additions to		Balance as of
	January 1, 2012			Construction	fixed assets		June 30, 2012
	Restated	Additions (-)	Reversals	cost	in progress	Discharges	Restated
Tax (28.1.1)
Cofins (a)	234,563	-	-	-	-	-	234,563
Others taxes	47,371	28,091	(6,880)	-	-	(40)	68,542
	281,934	28,091	(6,880)	-	-	(40)	303,105
Labor	128,505	10,962	(1,779)	-	-	(8,125)	129,563
Employee benefits	58,089	23,109	-	-	-	(5,195)	76,003
Civil (28.1.2)
Suppliers (a)	88,003	2,179	(926)	-	-	-	89,256
Civil and administrative law (b)	112,059	32,333	(6,499)	-	-	(3,955)	133,938
Easements	4,839	808	-	-	-	(4)	5,643
Condemnation and real estate (c)	273,647	20,768	-	595	2,362	-	297,372
Customers	5,493	4,423	-	-	-	-	9,916
	484,041	60,511	(7,425)	595	2,362	(3,959)	536,125
Environmental claims	104	26	-	-	-	-	130
Regulatory (28.1.3)	48,147	214	-	-	-	(40)	48,321
	1,000,820	122,913	(16,084)	595	2,362	(17,359)	1,093,247

Parent Company	Balance as of			Balance as of
	January 1, 2013	Additions	Reversals	June 30, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	-	243,131
Others taxes	29,803	11,548	(6,661)	34,690
	272,934	11,548	(6,661)	277,821
Civil	17,694	2,317	(19,355)	656
Regulatory	11,667	-	-	11,667
	302,295	13,865	(26,016)	290,144

Parent Company	Balance as of			Balance as of
	January 1, 2012	Additions	Reversals	June 30, 2012
Tax (28.1.1)
Cofins (a)	234,563	-	-	234,563
Others taxes	40,042	9,143	(3,490)	45,695
	274,605	9,143	(3,490)	280,258
Civil	9,929	7,553	-	17,482
Regulatory	10,821	-	-	10,821
	295,355	16,696	(3,490)	308,561

Detailing the main claims

28.1.1     Tax claims

a)     Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

This collection results from the understanding of the Brazilian Federal Revenue Service that Copel supposedly declared on DCTF (Declaration of Federal Contributions and Taxes) and/or DIPJ (Corporate Income Tax Return), during the handling of the writ of mandamus filed by the Company, that it owes R$ 40,678 as COFINS for the period.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 48,814 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

The dismissal of the writ of mandamus 5005264-27.2011.404.7000, filed by the Company at the First Federal Court of Curitiba to question the competence of the Federal Revenue Service Superintendence to pass judgment on the Company's challenge to the tax summons 09/2010 (which originated proceeding 10980.004398/2010-09), caused the debt to be made enforceable under registration number 90 6 11 018367-09.

The federal government brought tax collection proceedings for the debt, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

Copel's challenge to the enforcement of the tax debt was considered groundless because the judge thought that the DCTF issued by the Company informing the COFINS amounts which were posted as judicial bond for the writ of mandamus number 95.0011037-7 was a tax credit which could be immediately registered by the Federal Government as enforceable debt in view of the favorable judgment passed on lawsuit 2000.04.01.100266-9.

The Company appealed against the decision. Although the appeal did not suspend the enforcement of the lower court decision, the judge who received the appeal established that the amount deposited in court could only be withdrawn after a final and non-appealable decision was rendered.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 117,420 as of June 30, 2013. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. A special appeal of the National Treasury has been filed with the Higher Chamber of Tax Appeals, which is awaiting analysis with respect to its admissibility.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 576,664 as of June 30, 2013, and it was classified as a loss deemed as possible by the Company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

In November 27, 2012 was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. An appeal for a petition for clarification of this decision was brought by the National Treasury which was rejected unanimously. The National Treasury filed a petition for writ of certiorari which has not yet been heard.

28.1.2     Civil claims

a)     Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to June 30, 2013, which amounts to R$ 89,025. Of this amount, R$ 22,019 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on April 12, 2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal by Copel e Consórcio Salto Natal.

b)    Civil and administrative claims

Tradener Ltda.

Copel and Tradener Ltda. demand in several actions on energy trading contracts, which Tradener undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

The actions are as follows: Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba); Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba); Popular Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba); Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba); Nullifying Declaratory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba).

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction.

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the Company Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 40,183 was considered likely as the charging of monetary restatement in the amount of R$ 18,555 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A.; Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 20,204 was considered likely as the charging of monetary restatement in the amount of R$ 15,378 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

c)     Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

In June 2013 the writ of certiorari number 1.096.906 was granted and Reporting Justice Castro Meira, followed by Justice Humberto Martins and Mauro Campbell Marques reviewed the prior decision against Copel and refused to change it, while Justice Herman Benjamin, defeated, considered Copel's appeal to be groundful.

Neither the appeals court decision nor the votes of the justices has not yet been published

Until the conclusion of judgment and in view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 295,339, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 245,033, as of June 30, 2013. In such case, the Company considers that the likelihood of a favorable outcome is higher than 50% given the prior decisions rendered by the Superior Court of Justice (STJ) about the issue and the fact that the Court of Justice of the State of Parana and the STJ neither addressed the issue nor expressly dismissed Copel's request for the non-cumulative levy of the tax. This ensures that, when the issue is thoroughly analyzed, the understanding consolidated by the Superior Court of Justice will prevail.

Although the decision on the review on the writ of certiorari has not yet been published, its contents were posted on the site of the Superior Court of Justice, which allowed us to notice that the appeal thesis about the undue accumulation was not properly addressed by the justices, given that they referred only to the illegal nature of the accumulation according to an expert report. Therefore, when the decision is actually published on the Judicial Register, the Company intends to file a motion for clarification so that the issue is directly and thoroughly discussed and judged. At this opportunity the contents of the votes of the other justices will also be known.

In addition, an unfavorable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certiorari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision.  Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level, appeals court decision against which the Company has already filed three motions for clarification, according to civil procedural law.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of  Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí. After a decision was rendered on the writ of certiorari, Ivaí required the measure to be revoked, which was challenged by Copel at the end of June, so that judgment is suspended until a final decision is rendered on subsequent appeals. The Superior Court of Justice has not yet made a decision, and the injunction remains valid.

The Company is disputing, both administratively and judicially; notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 38,313 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

28.2      Main lawsuits with losses deemed as possible

Consolidated
	06.30.2013	12.31.2012
Tax (28.2.1)	1,342,380	1,227,536
Labor	299,200	257,382
Employee benefits	167,341	41,390
Civil (28.2.2)	892,044	810,764
Regulatory	20,779	19,200
	2,721,744	2,356,272

Detailing the main claims

28.2.1     Tax claims

•         Administrative Proceeding 11453.720001/2011-23 deriving from the Tax for Social Security Financing (Cofins) Rescissory Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000).  Administrative Proceeding 10980720458/2011-15, also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 694,084, as of June 30, 2013. Additional information on this action has been described in Item 28.1.1 of this report;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on June 30, 2013, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution;

•         Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 71,844 on June 30, 2013, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claim

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 244,378, restated as of June 30, 2013. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. Currently the process is awaiting publication, probably for specification of evidence.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 245,033 on June 30, 2013. Additional information of this process is described in Note no. 28.1.2-c, in this same report.

•         Lawsuit contesting the franchise agreement with Copel and applying for recognition of the sub concession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region – TRF4, whose ruling was fully favorable to the Company. The author appealed special and extraordinary in processing even in Federal Regional Court of the Fourth Region - TRF4. The Company’s Management classified it as a risk of possible loss of R$ 157,332 at June 30, 2013. The plaintiff also filed a suit in the Federal Supreme Court under no. 13,592, which was denied continuance by Minister Marco Aurelio in August 2012. The plaintiff filed a special appeal, in process in the Federal Supreme Court.

29      Equity

29.1    Equity attributable to Parent Company

29.1.1     Capital

As of June 30, 2013 (and December 31, 2012), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

							In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,517,848	13.46	129,437	33.91	60,407,297	47.10	80,054,582	29.25
NYSE (2)	103,221	0.07	-	-	40,438,406	31.53	40,541,627	14.81
Latibex (3)	-	-	-	-	58,984	0.05	58,984	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	0.01	191,190	0.08
Other shareholders	373,471	0.25	242,948	63.65	38,781	0.03	655,200	0.24
	145,031,080	100.00	381,711	100.00	128,242,584	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the M adrid Exchange

The market value of Company stock as of June 30, 2013, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,038,370
Class "A" preferred shares	381,711	11,451
Class "B" preferred shares	128,242,584	3,543,197
	273,655,375	6,593,018

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

29.1.2     Equity Valuation Adjustments

The Company and its subsidiaries recognized by equity method, the fair value adjustment of fixed assets - deemed cost Copel Generation and Transmission, the date of the initial adoption of IFRS. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

Changes in the equity valuation adjustments

	Parent Company	Consolidated
Balance as of January 1, 2013 - Restated	1,214,394	1,214,394
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (*)	(5,512)	(8,351)
Taxes on gains on financial assets	-	2,839
Equity investments	(232)	(232)
Taxes on gains on financial assets	79	79
Realization of equity valuation adjustments:
Cost assigned (*)	(49,241)	(74,608)
Taxes on making adjustments	-	25,367
Balance as of June 30, 2013	1,159,488	1,159,488
(*) Equility in the parent company, net of taxes

	Parent Company	Consolidated
Balance as of January 1, 2012 - Restated	1,466,046	1,466,046
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (*)	1,946	2,948
Taxes on gains on financial assets	-	(1,002)
Accounts receivable related to the concession (*)	(8,657)	(13,116)
Taxes on gains on financial assets	-	4,459
Equity investments	1,424	1,424
Taxes on gains on financial assets	(484)	(484)
Realization of equity valuation adjustments:
Cost assigned (*)	(53,032)	(80,352)
Taxes on making adjustments	-	27,320
Balance as of June 30, 2012 - Restated	1,407,243	1,407,243
(*) Equility in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

.
	Parent Company
	06.30.2013	06.30.2012
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	320,143	248,871
Class "A" preferred shares	927	725
Class "B" preferred shares	311,391	242,064
	632,461	491,660
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,773	384,115
Class "B" preferred shares	128,242,522	128,240,180
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Common shares	2.2074	1.7160
Class "A" preferred shares	2.4281	1.8875
Class "B" preferred shares	2.4281	1.8876

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

29.2    Change in equity attributable to non-controlling interest

	Compagás	Elejor	UEG Araucária
Percentage of share capital	49%	30%	20%	Consolidated
Balance as of January 1, 2013	108,930	22,459	133,117	264,506
Results for the period	5,333	4,754	7,723	17,810
Balance as of June 30, 2013	114,263	27,213	140,840	282,316

	Compagás	Elejor	UEG Araucária
Percentage of share capital	49%	30%	20%	Consolidated
Balance as of January 1, 2012	101,175	14,215	127,444	242,834
Results for the period	5,776	5,023	2,227	13,026
Balance as of June 30, 2012	106,951	19,238	129,671	255,860

30      Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						06.30.2013
Electricity sales to final customers (30.1)	2,395,418	(210,038)	(608,591)	(20,015)	-	1,556,774
Electricity sales to distributors (30.2)	1,209,393	(98,350)	-	(41,351)	-	1,069,692
Charges for the use of the main transmission grid (30.3)	1,627,931	(153,713)	(423,470)	(73,345)	-	977,403
Construction revenues	459,685	-	-	-	-	459,685
Revenues from telecommunications	87,634	(4,646)	(16,466)	-	(230)	66,292
Distribution of piped gas	222,892	(20,488)	(26,776)	-	-	175,628
Other operating revenues (30.4)	207,221	(30,292)		-	(861)	176,068
	6,210,174	(517,527)	(1,075,303)	(134,711)	(1,091)	4,481,542

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						06.30.2012
						Restated
Electricity sales to final customers (30.1)	1,955,668	(180,718)	(517,622)	(39,240)	-	1,218,088
Electricity sales to distributors (30.2)	970,828	(88,180)	(196)	(33,044)	-	849,408
Charges for the use of the main transmission grid (30.3)	2,697,933	(245,022)	(669,632)	(348,303)	-	1,434,976
Construction revenues	241,716	-	-	-	-	241,716
Revenues from telecommunications	79,281	(4,123)	(13,613)	-	(157)	61,388
Distribution of piped gas	194,732	(17,904)	(23,667)	-	-	153,161
Other operating revenues (30.4)	104,474	(10,997)	-	-	(653)	92,824
	6,244,632	(546,944)	(1,224,730)	(420,587)	(810)	4,051,561

30.1    Electric power sales to final customers by category

Consolidated
		Gross income		Net income
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Residential	746,911	635,284	494,968	395,687
Industrial	918,116	653,604	590,380	407,097
Commercial, services and other activities	484,214	440,771	293,590	274,534
Rural	92,794	87,893	78,779	54,744
Public agencies	53,663	53,855	37,770	33,544
Public lighting	44,355	42,577	27,467	26,519
Public services	55,365	41,684	33,819	25,963
	2,395,418	1,955,668	1,556,774	1,218,088

30.2    Power sales to distributors

Consolidated
		Gross income
	06.30.2013	06.30.2012
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	382,920	651,849
Bilateral contracts	403,453	130,775
Electric Energy Trading Chamber - CCEE	423,020	188,204
	1,209,393	970,828

30.3    Use of the power grid by customer category

Consolidated
		Gross income		Net income
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Residential	607,581	852,474	347,539	453,415
Industrial	308,286	672,912	166,037	357,908
Commercial, services and other activities	375,710	581,153	215,714	309,104
Rural	84,831	119,294	68,640	63,450
Public agencies	47,419	72,457	31,389	38,538
Public lighting	42,302	57,425	24,371	30,543
Public services	29,591	56,289	16,800	29,939
Free consumers	72,333	103,251	62,426	54,917
Basic Netw ork, BN connections, and connection grid	599	1,232	517	655
Operation and maintenance (O&M) revenues	44,145	24,850	31,458	13,217
Effective interest revenues	15,134	156,596	12,509	83,290
	1,627,931	2,697,933	977,401	1,434,976

30.4    Other operating revenues

Consolidated
		Gross income
	06.30.2013	06.30.2012
Leases and rents (Note 34.2)	108,051	74,505
Revenues from services	33,935	24,690
Charged service	4,852	3,617
Other revenues	60,383	1,662
	207,221	104,474

30.5    Regulatory Charges

.
		Consolidated
	06.30.2013	06.30.2012
Fuel Consumptuon Account (CCC)	17,808	186,098
Energy Development Account (CDE)	40,627	140,980
Global Reversal Reserve (RGR)	36,707	49,163
Research and Development and Energy Efficiency Programs - R&D and EEP	39,569	36,696
Other charges	-	7,650
	134,711	420,587

31 Operating Costs and Expenses

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	Consolidated
					06.30.2013
Electricity purchased for resale (31.1)	(1,516,180)	-	-	-	(1,516,180)
Use of main distribution and transmission grid (31.2)	(179,175)	-	-	-	(179,175)
Personnel and management (31.3)	(376,402)	(4,600)	(105,970)	-	(486,972)
Pension and healthcare plans (Note 23)	(66,278)	(500)	(18,920)	-	(85,698)
Materials and supplies	(31,231)	(442)	(3,724)	-	(35,397)
Materials and supplies for pow er	(14,481)	-	-	-	(14,481)
Natural gas and supplies for the gas business	(140,471)	-	-	-	(140,471)
Third-party services (31.4)	(152,967)	(20,092)	(26,017)	-	(199,076)
Depreciation and amortization	(266,636)	(24)	(25,374)	(378)	(292,412)
Accruals and provisions (31.5)	-	(22,147)	-	(109,972)	(132,119)
Construction cost (31.6)	(464,076)	-	-	-	(464,076)
Other costs and expenses (31.7)	(17,316)	3,158	(53,024)	(88,874)	(156,056)
	(3,225,213)	(44,647)	(233,029)	(199,224)	(3,702,113)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	Consolidated
					06.30.2012
					Restated
Electricity purchased for resale (31.1)	(1,315,422)	-	-	-	(1,315,422)
Use of main distribution and transmission grid (31.2)	(365,500)	-	-	-	(365,500)
Personnel and management (31.3)	(395,980)	(4,041)	(114,437)	-	(514,458)
Pension and healthcare plans (Note 23)	(62,284)	(438)	(17,210)	-	(79,932)
Materials and supplies	(28,128)	(201)	(5,510)	-	(33,839)
Materials and supplies for pow er	(10,698)	-	-	-	(10,698)
Natural gas and supplies for the gas business	(116,294)	-	-	-	(116,294)
Third-party services (31.4)	(147,351)	(19,139)	(36,270)	-	(202,760)
Depreciation and amortization	(260,108)	(20)	(15,848)	(378)	(276,354)
Accruals and provisions (31.5)	-	12,283	-	(103,099)	(90,816)
Construction cost (31.6)	(240,327)	-	-	-	(240,327)
Other costs and expenses (31.7)	(4,635)	1,956	(43,500)	(70,431)	(116,610)
	(2,946,727)	(9,600)	(232,775)	(173,908)	(3,363,010)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			06.30.2013
Personnel and management (31.3)	(5,157)	-	(5,157)
Pension and healthcare plans (23)	(351)	-	(351)
Materials and supplies	(1)	-	(1)
Third-party services	(2,579)	-	(2,579)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (31.5)	-	14,468	14,468
Other operating expenses	(11,517)	259	(11,258)
	(19,605)	14,350	(5,255)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			06.30.2012
Personnel and management (31.3)	(4,515)	-	(4,515)
Pension and healthcare plans (23)	(267)	-	(267)
Materials and supplies	(11)	-	(11)
Third-party services	(1,651)	-	(1,651)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (31.5)	-	(13,206)	(13,206)
Other operating expenses	(6,121)	267	(5,854)
	(12,565)	(13,316)	(25,881)

31.1    Electricity purchased for resale

.
		Consolidated
	06.30.2013	06.30.2012
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,118,815	888,848
Electric Energy Trading Chamber - CCEE	356,867	123,995
(-) Transfer CDE - CCEE (11.1)	(274,130)	-
Itaipu Binational	285,154	261,375
Bilateral contracts	106,038	99,682
Program for incentive to alternative energy sources - Proinfa	83,387	65,402
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(159,951)	(123,880)
	1,516,180	1,315,422

31.2    Charges for use of transmission grid

.
		Consolidated
	06.30.2013	06.30.2012
System Service Charges - ESS	285,566	19,874
(-) Transfer CDE - ESS (11.1)	(318,903)	-
System usage charges – distribution	108,272	268,917
System usage charges – basic netw ork and connection	85,016	74,984
Itaipu transportation charges	24,940	21,642
Charge reserve energy - EER	13,683	17,829
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(19,399)	(37,746)
	179,175	365,500

31.3    Personnel and Management Expenses

.
	Parent Company			Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
				Restated
Personnel
Wages and salaries	-	-	313,692	311,451
Social charges on payroll	-	-	108,453	119,399
Provisions for profit sharing	-	-	16,019	26,883
Meal assistance and education allow ance	-	-	41,622	35,315
Compensation - Voluntary termination Program/retirement	-	-	(528)	14,875
	-	-	479,258	507,923
Management
Wages and salaries	3,883	3,570	5,933	5,218
Social charges on payroll	1,226	914	1,712	1,277
Other expenses	48	31	69	40
	5,157	4,515	7,714	6,535
	5,157	4,515	486,972	514,458

31.4    Services from third-parties

.
		Consolidated
	06.30.2013	06.30.2012
		Restated
Maintenance of electrical system	49,642	56,102
Maintenance of facilities	36,195	37,157
Communication, processing and transmission of data	24,222	22,837
Meter reading and bill delivery	18,791	17,000
Authorized and registered agents	16,680	16,007
Consulting and audit	10,336	11,893
Other services	43,210	41,764
	199,076	202,760

31.5    Accruals and provisions

.
	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Provisions for doubtful accounts	-	-	22,147	(12,284)

Provisions (reversals) for losses on taxes recoverable	-	-	(231)	(3,729)
Reserve (reversals) for risks (Note 28)
Tax	4,887	5,653	3,280	21,211
Labor	-	-	29,790	9,183
Employee benefits	-	-	57,177	23,109
Civil	(19,355)	7,553	19,967	53,086
Environmental	-	-	-	26
Regulatory	-	-	(11)	214
	(14,468)	13,206	110,203	106,829
	(14,468)	13,206	132,119	90,816

31.6    Cost of construction

		Consolidated
	06.30.2013	06.30.2012
		Restated
Materials and supplies	216,162	118,763
Third-party services	164,065	72,881
Personnel and management	46,883	35,953
Other	36,966	12,730
	464,076	240,327

31.7    Other operating costs and expenses

		Consolidated
	06.30.2013	06.30.2012
		Restated
Financial compensation for use of w ater resources	55,930	44,298
Other maintenance costs	18,698	7,280
Indemnities	17,398	18,050
Taxes	15,783	16,638
Leases and rents (Note 34.1)	15,366	11,598
Advertising	13,242	3,512
ANEEL inspection fee	11,153	10,621
Losses in the decommissioning and disposal of assets	9,484	1,277
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	4,250	4,231
Recovery of costs and expenses	(24,075)	(21,232)
Other costs and expenses, net	18,827	20,337
	156,056	116,610

32      Financial Income (Expenses)

.
	Parent Company			Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
				Restated
Financial income
Monetary variation of CRC transfer (Note 8)	-	-	68,401	89,033
Penalties on overdue bills	-	-	57,253	68,909
Monetary variation of accounts receivable related
to the concession extension	-	-	53,891	-
Return on financial investments held for trading	497	829	47,124	38,551
Monetary variation of accounts receivable related to the concession	-	-	35,197	60,503
Return on financial investments held for sale	5	7	23,604	19,012
Return on financial investments held until maturity	-	-	439	109
Interest and commissions on loan agreements	43,588	52,876	-	-
Other financial income	4,260	4,905	15,046	22,919
	48,350	58,617	300,955	299,036
(-) Financial expenses
Debt charges	36,487	46,175	100,177	66,778
Monetary variation of accounts payable related to the concession
use of public property	-	-	29,888	36,352
Fair value update of accounts receivable related to the concession	-	-	-	194,985
Monetary and exchange variations	3	-	8,279	7,642
Interest on R&D and EEP	-	-	6,528	8,257
PIS/Pasep/Cofins taxes on interest on capital	886	802	886	802
Other financial expenses	13	1,409	6,241	7,737
	37,389	48,386	151,999	322,553
	10,961	10,231	148,956	(23,517)

The costs of loans and financing capitalized during the year of 2013 amounted to R$ 23,944, at an average rate of 4.67% p.y.

33      Operating Segments

33.1    Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended June 30, 2013 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the six-month period ended June 30, 2013.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2    The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor and UEG Araucária;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

Holding Company- this segment comprises participation in other companies. It operates through Copel.

33.3    Assets per reporting segment

ASSETS 06.30.2013	GET	DIS	TEL	GÁS	Holding	Eliminations	Consolidated

ASSETS	11,343,338	9,062,393	457,354	313,676	14,043,999	(13,377,767)	21,842,993
CURRENT ASSETS	1,837,403	2,724,868	86,422	98,701	1,886,521	(1,749,619)	4,884,296
Cash and cash equivalents	577,689	873,257	33,006	44,466	41,965	-	1,570,383
Bonds and securities	355,465	122,622	-	-	180	-	478,267
Collaterals and escrow accounts	-	31,463	-	1,032	-	-	32,495
Trade accounts receivable	294,522	953,228	30,802	43,887	-	(45,706)	1,276,733
Dividends receivable	20	-	-	-	824,002	(815,848)	8,174
CRC tranferred to State Government of Paraná	-	79,151	-	-	-	-	79,151
Accounts receivable related to the concession	4,257	-	-	-	-	-	4,257
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	352,161
Other receivables	196,016	483,309	2,953	714	19	(764)	682,247
Inventories	30,970	93,746	9,520	909	-	-	135,145
Income tax and social contribution	12,204	31,701	6,986	657	128,126	-	179,674
Other current recoverable taxes	13,128	42,629	3,077	6,829	-	-	65,663
Prepaid expenses	971	13,762	78	207	-	4,928	19,946
Receivable from other related parties	-	-	-	-	892,229	(892,229)	-
NONCURRENT ASSETS	9,505,935	6,337,525	370,932	214,975	12,157,478	(11,628,148)	16,958,697
Long term assets	1,058,462	4,953,095	22,298	17,241	659,088	(277,567)	6,432,617
Bonds and securities	95,818	52,309	-	-	-	-	148,127
Collaterals and escrow accounts	-	44,023	-	-	-	-	44,023
Trade accounts receivable	6,641	28,209	8	2,633	-	(2,633)	34,858
CRC tranferred to State Government of Paraná	-	1,291,995	-	-	-	-	1,291,995
Judicial deposits	25,028	289,087	1,568	289	271,999	-	587,971
Accounts receivable related to the concession	302,539	2,614,201	-	-	-	-	2,916,740
Accounts receivable related to the concession extension	541,725	-	-	-	-	-	541,725
Advances to suppliers	-	-	-	13,611	-	-	13,611
Other noncurrent receivables	3,260	5,913	-	-	-	-	9,173
Income tax and social contribution	6,761	-	-	-	-	-	6,761
Other noncurrent recoverable taxes	51,372	60,291	7,731	-	-	-	119,394
Deferred Income tax and social contribution	25,318	567,067	12,991	-	112,155	-	717,531
Prepaid expenses	-	-	-	708	-	-	708
Receivable from other related parties	-	-	-	-	274,934	(274,934)	-
Investments	685,700	4,012	-	-	11,498,390	(11,373,547)	814,555
Property, plant and equipment, net	7,513,437	-	331,855	-	-	-	7,845,292
Intangible assets	248,336	1,380,418	16,779	197,734	-	22,966	1,866,233

33.4    Liabilities per reporting segment

LIABILITIES 06.30.2013	GET	DIS	TEL	GÁS	Holding	Eliminations	Consolidated

TOTAL LIABILITIES	11,343,338	9,062,393	457,354	313,676	14,043,999	(13,377,767)	21,842,993
CURRENT LIABILITIES	1,443,568	2,929,968	48,244	74,324	377,273	(1,753,171)	3,120,206
Payroll, social charges and accruals	96,086	212,418	23,341	5,042	249	-	337,136
Associated and subsidiary companies	-	887,301	-	-	-	(887,301)	-
Suppliers	303,061	837,504	7,098	62,762	5,058	(46,360)	1,169,123
Income tax and social contribution	259,037	36,759	2,187	-	-	-	297,983
Other taxes	25,917	152,736	3,964	1,131	907	(109)	184,546
Loans and financing	65,102	169,930	2,386	-	288,198	(3,553)	522,063
Debentures	-	13,407	-	-	-	-	13,407
Minimum dividends payable	551,489	253,863	7,982	4,929	82,227	(815,848)	84,642
Post-employment benefits	7,074	18,356	918	-	-	-	26,348
Regulatory charges	42,751	11,074	-	-	-	-	53,825
Research and Development and Energy Efficiency	16,675	130,313	-	-	-	-	146,988
Accounts payable related to concession - use of public property	48,499	-	-	-	-	-	48,499
Other accounts payable	27,877	206,307	368	460	634	-	235,646
NON CURRENT LIABILITIES	2,384,948	2,598,818	57,830	6,163	1,007,020	(274,014)	5,780,765
Associated and subsidiary companies	212,116	-	-	-	-	(212,116)	-
Suppliers	75,249	-	-	-	-	(2,633)	72,616
Deferred Income tax and social contribution	492,593	-	-	2,615	-	-	495,208
Loans and financing	413,741	621,899	35,792	-	716,876	(59,265)	1,729,043
Debentures	-	998,185	-	-	-	-	998,185
Post-employment benefits	215,954	457,635	19,734	2,807	-	-	696,130
Research and Development and Energy Efficiency	50,715	83,043	-	-	-	-	133,758
Accounts payable related to concession - use of public property	405,861	-	-	-	-	-	405,861
Provisions for contingences	518,719	438,056	2,304	741	290,144	-	1,249,964
EQUITY	7,514,822	3,533,607	351,280	233,189	12,659,706	(11,350,582)	12,942,022
Attributable to controlling interest	7,514,822	3,533,607	351,280	233,189	12,659,706	(11,632,898)	12,659,706
Capital	4,248,937	2,624,841	240,398	135,943	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,240,537	(67,165)	1,139	-	1,159,488	(1,174,511)	1,159,488
Legal reserve	249,578	135,294	6,706	17,295	571,221	(408,873)	571,221
Profit retention reserve	1,158,142	840,155	79,902	63,853	3,337,295	(2,147,266)	3,332,081
Unrealized income reserve	-	-	-	5,214	-	-	5,214
Accumulated income (losses)	617,628	482	23,135	10,884	681,702	(652,129)	681,702
Attributable to non controlling interest						282,316	282,316

33.5    Statement of income per reporting segment

STATEMENT OF INCOME 06.30.2013	GET	DIS	TEL	GÁS	Holding	Eliminations	Consolidated

OPERATING REVENUES	1,604,109	2,796,427	91,559	208,126	-	(218,679)	4,481,542
Electricity sales to final customers - third-parties	225,119	1,331,655	-	-	-	-	1,556,774
Electricity sales to final customers - betw een segments	-	1,338	-	-		(1,338)	-
Electricity sales to distributors - third-parties	1,021,090	48,602	-	-	-	-	1,069,692
Electricity sales to distributors - betw een segments	152,811	-	-	-		(152,811)	-
Use of the pow er grid - third-parties	43,966	933,437	-	-	-	-	977,403
Use of the pow er grid - betw een segments	29,007	7,077	-	-		(36,084)	-
Construction revenues	34,449	402,571	-	22,665	-	-	459,685
Telecommunications services to third-parties	-	-	66,292	-	-	-	66,292
Telecommunications services betw een segments	-	-	21,875	-		(21,875)	-
Distribution of piped gas	-	-	-	175,628	-	-	175,628
Other operating revenues from third-parties	94,312	71,084	839	9,833	-	-	176,068
Other operating revenues betw een segments	3,355	663	2,553	-	-	(6,571)	-
OPERATIONAL COSTS AND EXPENSES	(763,827)	(2,900,866)	(58,082)	(192,714)	(5,255)	218,631	(3,702,113)
Electricity purchased for resale	(73,636)	(1,595,354)	-	-	-	152,810	(1,516,180)
Charges for the use of the pow ergrid	(111,400)	(103,400)	-	-	-	35,625	(179,175)
Personnel and management	(122,381)	(323,603)	(25,256)	(10,575)	(5,157)	-	(486,972)
Pension and healthcare plans	(23,043)	(57,981)	(3,538)	(785)	(351)	-	(85,698)
Materials and supplies	(6,488)	(27,260)	(761)	(887)	(1)	-	(35,397)
Raw materials and supplies for generation	(14,481)	-	-	-	-	-	(14,481)
Natural gas and supplies for gas business	-	-	-	(140,471)	-	-	(140,471)
Third party services	(60,131)	(150,248)	(8,451)	(8,243)	(2,579)	30,576	(199,076)
Depreciation and amortization	(170,522)	(100,028)	(14,151)	(7,334)	(377)	-	(292,412)
Provisions and reversals	(52,265)	(92,859)	(1,570)	107	14,468	-	(132,119)
Construction cost	(38,840)	(402,571)	-	(22,665)	-	-	(464,076)
Other operating costs and expenses	(90,640)	(47,562)	(4,355)	(1,861)	(11,258)	(380)	(156,056)
EQUITY IN RESULTS SUBSIDIARIES	27,023	-	-	-	631,873	(626,926)	31,970
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	867,305	(104,439)	33,477	15,412	626,618	(626,974)	811,399
Financial income (expenses)	27,305	107,237	1,514	1,892	10,961	47	148,956
OPERATING INCOME (LOSSES)	894,610	2,798	34,991	17,304	637,579	(626,927)	960,355
Income tax and social contribution	(374,709)	(45,338)	(11,949)	(6,744)	-	-	(438,740)
Deferred income tax and social contribution	90,335	43,022	93	324	(5,118)	-	128,656
NET INCOME (LOSSES) FOR THE YEAR	610,236	482	23,135	10,884	632,461	(626,927)	650,271

34      Operating Lease Agreements

34.1    Costs and expenses of leases and rents

		Consolidated
	06.30.2013	06.30.2012
		Restated
Real estate (a)	12,756	9,916
Photocopiers	420	671
Others	3,099	1,628
(-) Pis and Cofins tax credits	(909)	(617)
	15,366	11,598

Copel’s estimate for expenses for the next fiscal years is basically the same as 2012, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

The Company has not identified any operating lease commitments which are non cancellable.

34.2    Revenue from leases and rentals

		Consolidated
	06.30.2013	06.30.2012
Araucária Thermal Pow er Plant	68,423	40,627
Equipment and facilities	39,020	33,056
Facilities sharing	308	418
Real estate	300	404
	108,051	74,505

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancellable.

35      Financial Instruments

35.1    Category and value of financial instruments

Consolidated					12.31.2012
	Note		06.30.2013		Restated
		Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	60,774	60,774	94,484	94,484
Cash equivalents - open market investments (a)	4	1,509,609	1,509,609	1,364,733	1,364,733
Bonds and securities (b)	5	229,624	229,624	183,014	183,014
Bonds and securities - derivatives (i)	5	413	413	-	-
		1,800,420	1,800,420	1,642,231	1,642,231
Loans and receivables
Collaterals and escrow accounts STN (c)	6	44,023	34,603	43,246	42,627
Collaterals and escrow accounts (a)	6	32,495	32,495	36,808	36,808
Trade accounts receivable (a)	7	1,311,591	1,311,591	1,515,344	1,515,344
CRC transferred to state of Paraná (d)	8	1,371,146	1,479,479	1,384,284	1,633,076
Receivables related to concession (e)	9	306,796	306,796	267,883	267,883
Receivables related to the concession extension (f)	10	733,669	749,967	913,673	960,436
		3,799,720	3,914,931	4,161,238	4,456,174
Available for sale
Receivables related to concession (e)	9	2,614,201	2,614,201	2,383,262	2,383,262
Receivables related to the concession extension (g)	10	160,217	160,217	160,217	160,217
Securities (b)	5	383,738	383,738	568,822	568,822
Other investments (h)	16	17,895	17,895	18,127	18,127
		3,176,051	3,176,051	3,130,428	3,130,428
Held to maturity
Securities (b)	5	12,619	12,619	12,180	12,180
		12,619	12,619	12,180	12,180
Financial assets total		8,788,810	8,904,021	8,946,077	9,241,013

Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives (i)		-	-	40	40
		-	-	40	40
Other financial liabilities
Loans and financing (j)	21	2,251,106	2,151,141	2,250,878	2,233,244
Debentures (k)	22	1,011,592	1,011,592	1,010,677	1,010,677
Payable related to concession - use of public property (l)	26	454,360	560,096	447,557	554,408
Suppliers (m)	20	1,241,739	1,241,739	1,232,690	1,232,690
		4,958,797	4,964,568	4,941,802	5,031,019
Financial liabilities total		4,958,797	4,964,568	4,941,842	5,031,059

Fair value is calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

a)     Financial assets that have fair values equivalent to their respective carrying values due to their nature and terms of realization.

b)    The fair values of Bonds and Securities have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

c)     The fair values of Collaterals and escrow accounts – STN have been calculated based on the cost of the last issue by the Company, of the CDI variation plus 0.99% p.y.

d)    For the fair values of CRC transferred to the State of Paraná, the Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.12% p.y. plus the IPCA inflation index.

e)     Management decided to consider the fair value of accounts receivable equivalent to their book values, considering that amounts, collection periods and rates remain undefined. These accounts receivable are related to assets existing as of May 31, 2000 and originate from an extension of the concession period.

f)     The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)    The other investments have a fair value of R$ 17,895. The fair value of the investment in Investco S.A., of R$ 9,098, was calculated by applying the ownership percentage to its equity. The fair value of the investments in Finam (Amazon Investment Fund) and Finor (Northeast investment Fund), of R$ 1,935 was adjusted according to the average price quoted at the trading sessions of the São Paulo Stock Exchange (BM&FBOVESPA) in June 2013. Investments in public companies had their fair value of R$ 6,854 measured according to the value of those shares on June 28, 2013. The other investments were kept at historical cost, due to the impossibility of fair values being reliably measured.

h)     The derivative financial asset - exclusive funds - Assets comprises Marketable Securities and the derivative financial liability refers to the DI (Interbank Deposit) future adjustment, which comprises Other liabilities. The derivative financial assets and liabilities have their fair values calculated according to the information provided by financial agents.

i)      Loans and financing have their fair value considering as a basic premise the cost of the last raising of funds made by the Company, of the variation of the interbank deposit certificate (CDI) plus 0.99% p.y.

j)      The fair value of debentures was calculated according to the Unit Price Quotation (PU) as of June 30, 2013, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 1,815.

k)     Accounts payable related to the concession - use of public assets - have their fair value considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

l)      Financial liabilities that have fair values equivalent to their respective carrying values, due to their nature and settlement terms.

35.2    Rating level for assessment of fair value of financial instruments

The financial instruments were classified based on the three levels of the fair value hierarchy.

Consolidated
				06.30.2013				12.31.2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Bonds and securities	373,203	240,572	-	613,775	404,784	347,052	-	751,836
Receivables related to concession	-	-	2,614,201	2,614,201	-	-	2,383,262	2,383,262
Receivables related to the concession extension	-	-	160,217	160,217	-	-	160,217	160,217
Other investments	17,895	-	-	17,895	18,127	-	-	18,127
Financial liabilities
Other liabilities - derivatives	-	-	-	-	40	-	-	40

35.3    Summary of bonds and securities held to maturity

Consolidated
						Fair value		Book value
Description	Rate p.y.	Issue date	Maturity	Type	06.30.2013	12.31.2012	06.30.2013	12.31.2012
LF Caixa	CDI	11.03.2011	11.07.2013	Amortized cost	5,739	5,540	5,739	5,540
LF Caixa	CDI	11.07.2011	11.08.2013	Amortized cost	6,880	6,640	6,880	6,640
Total					12,619	12,180	12,619	12,180

35.4    Risk Factors

The Company holds mechanisms aiming to manage risk in the corporate areas and the Company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image, and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activities are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

35.4.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

Consolidated		Book
		value
	06.30.2013	12.31.2012
		Restated
Financial Assets
Cash and equivalents (a)	1,570,383	1,459,217
Bonds and securities (a)	626,394	764,016
Collaterals and escrow accounts (a)	76,518	80,054
Customers (b)	1,311,593	1,515,344
CRC transferred to the State of Paraná (c)	1,371,146	1,384,284
Receivables related to concession (d)	2,920,997	2,651,145
Receivables related to the concession extension (e)	893,886	1,073,890
Total	8,770,917	8,927,950

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as Annual Permitted Revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e) Accounts receivable originated from an extension of the concession

e.1) Management considers the credit risk on the indemnity of R$ 733,669 approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

e.2) Management considered the regulations in effect on June 30, 2013 to value the assets existing as of May 31, 2000 in the amount of R$ 160,217. It did so despite the fact that the Granting Authority has not yet disclosed regulations on the manner of compensation and the payment of indemnity and that the investments made by the Company may be adjusted when the regulatory agency and the Granting Authority approve the investments.

35.4.2     Foreign currency risk (US Dolar)

.			Net
	Asset	Liability	exposure
			06.30.2013
Collaterals and escrow accounts (STN)	44,023	-	44,023
Loans and financing	-	(62,828)	(62,828)
Suppliers
Eletrobrás (Itaipu)	-	(114,974)	(114,974)
Petrobras (acquisiton of gas by Compagás)	-	(61,705)	(61,705)
	44,023	(239,507)	(195,484)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagás has a direct impact on the Company's results; Compagás continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2013 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.15) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of June 28, 2013. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - Dec.2013
Foreign currency risks	Risk	06.30.2013	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	44,023	(1,303)	9,376	20,056
.		44,023	(1,303)	9,376	20,056
Financial liabilities
Loans and financing
STN	USD appreciation	62,818	(1,860)	13,379	28,619
Eletrobrás	USD appreciation	10	-	2	5
		62,828	(1,860)	13,381	28,624
Suppliers
Eletrobrás (Itaipu)	USD appreciation	114,974	(3,404)	24,488	52,381
Petrobras (acquisiton of gas by Compagás)	USD appreciation	61,705	(1,827)	13,143	28,112
		176,679	(5,231)	37,631	80,493
Expected effect in the result			5,788	(41,636)	(89,061)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.3     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

.			Net
	Asset	Liability	exposure
			06.30.2013
Financial investments - cash equivalents	1,509,609	-	1,509,609
Bonds and securities	626,394	-	626,394
Collaterals and escrow accounts	32,495	-	32,495
CRC transferred to the State of Paraná	1,371,146	-	1,371,146
Receivables related to concession	2,920,997	-	2,920,997
Receivables related to the concession extension	893,886	-	893,886
Loans and financing	-	(2,188,278)	(2,188,278)
Debentures		(1,011,592)	(1,011,592)
	7,354,527	(3,199,870)	4,154,657

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of June 30, 2013 and the likely scenario takes into account the indicators (BM&F-LTN of 8.98%, CDI/Selic of 9.25%, IPCA pf 5.87%, IGP-DI of 4.79%, IGP-M of 4.84% and TJLP of 5.00%) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of June 28, 2013 and variation of the BM&FBOVESPA notional rate for National Treasury Bills (LTN) maturing on January 1, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2013
Interest rate and monetary variation risk	Risk	06.30.2013	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,509,609	69,016	52,065	34,864
Bonds and securities	Low CDI/SELIC	626,394	28,636	21,603	14,466
Collaterals and escrow accounts	Low CDI/SELIC	32,495	1,485	1,121	751
CRC transferred to the State of Paraná	Low IGP-DI	1,371,146	39,546	23,426	7,305
Receivables related to concession	Low IGP-M	2,920,997	88,676	53,940	19,204
Receivables related to the concession extension - RBNI	Low IPCA	733,669	19,350	8,912	(1,526)
Receivables related to the concession extension	Undefined (1)	160,217	-	-	-
		7,354,527	246,709	161,067	75,064
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,565,089	70,785	88,007	105,052
Eletrobrás - Finel	High IGP-M	102,785	633	881	1,129
Eletrobrás - RGR	No Risk (2)	106,168	-	-	-
Finep	High TJLP	40,721	1,006	1,253	1,499
BNDES - Copel Geração e Transmissão	High TJLP	207,305	5,119	6,380	7,633
Banco do Brasil – Transfer BNDES funds	High TJLP	166,210	4,105	5,115	6,120
Debentures	High CDI	1,011,592	45,752	56,883	67,900
.		3,199,870	127,400	158,519	189,333
Expected effect in the result			119,309	2,548	(114,269)
(1) Risk assessment still requires ruling by the Granting Authority .
(2) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.4     Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of June 30, 2013 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

35.4.5     Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

35.4.6     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2012, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2013/2016, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth under the structural aspect, can be concluded that the planned expansion until 2016, retaining the timetables programmed in PEN 2012, average annual growth in the electricity load of up to 6.1 % p.y., approximately 77 GWmed in 2016 can be tolerated, compared to the 4.6% p.y. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2014, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by Conselho Nacional de Política Energética - CNPE (risk of deficit not higher than 5%).

35.4.7     Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that the conditions for extension presented by the Ministry of Mines and Energy (MME), which represents the Granting Authority, were adequate in order to make the continuity of business within the standards required by ANEEL viable.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted the analyses of possible outcomes. In light of the scarcity of information provided by the Granting Authority and using the valuations obtained, it concluded that the renewal of the concessions of generation of its four power stations maturing between 2014 and 2015 was not viable: Rio dos Patos with 1.8 MW of installed capacity, Usina Governador Pedro Viriato Parigot de Souza with 260.0 MW of installed capacity, Mourão with 8.2 MW of installed capacity and Chopim with 1.8 MW of installed capacity. This decision aims at maintaining the Company’s current levels of profitability.

For the Transmission concessions, the conditions were maintained for the realization of investments arising from contingencies, upgrades, updates and renovations of structures and equipment that will occur upon recognition by ANEEL, and its authorization. The guarantee of reimbursement is given pursuant to REN 158 of May 23, 2008, not causing financial losses to the concessionaire.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted analyses and valuations opting for renewal for another 30 years, and thus contributed to the decrease in tariffs and to the making of tariffs more reasonable, preserving the current levels of the Company’s profitability.

Pursuant to the Law 12,783 on January 11, 2013, the distribution concession may be extended for another 30 years. The extension is offered to the concessionaire and its adhesion depends on the explicit acceptance of the following conditions: i) fixed income according to criteria established by ANEEL; and ii) submission to service quality standards set by ANEEL.

The request for extension of the distribution concession of Copel Distribuição was submitted to ANEEL on May 31, 2012, and ratified under Law 12,783. For compliance with the next expected steps, it now follows the calendar of events defined by the Granting authority.

Concession contracts with maturity dates

Maturity date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Pow er Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (a) (b)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi (c)	-
São Jorge	12.03.2024
Chopim I (a) (b)	07.07.2015
Rio dos Patos (a) (b)	02.14.2014
Cavernoso	01.07.2031
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (e)	01.16.2046
Authorization - Cavernoso II (e)	02.27.2046
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorization - UEG Araucaria	12.22.2029
Wind Power Plant
Authorization - Palmas	09.28.2029
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (f)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (e)	10.05.2040
Contract 015/10 - Substation Cerquilho III (e)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (e)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (e)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (e)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (e)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (e)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (e)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (e)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (e)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (e)	02.24.2043

(a) Plant not renew ed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants w ith capacity of less than 1 MW, only register w ith ANEEL
(e) Enterprise under construction
(f) Concession renew ed pursuant to Executive Act 579/2012

Maturity date
of concessions/authorizations
Concession - Copel Distribuição
Contract 046/99 - Distribution Facilities (a)	07.07.2015
Concession - Elejor
Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Authorization - Elejor
SHP Fundão I e SHP Santa Clara I	12.18.2032
Concession - Dona Francisca Energética
Contract 188/1998 - HPP Dona Francisca	08.27.2033
Concession - Compagás	07.06.2024

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (PM 579/2012)

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

35.4.8     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

35.4.9     Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
Derivative Financial Instruments	06.30.2013	12.31.2012
Future DI Daily Adjustments - assets	413	-
Future DI Daily Adjustments - liabilities	-	(40)
Current portion	413	(40)

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

•         For the period ended June 30, 2013, the result of operations with derivative financial instruments on the futures market was a gain of R$ 4,646 (loss of R$ 5,884 on December 2012).

•         Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as on June 30, 2013 corresponded to R$ 147,239 (R$ 192,900 as of December 31, 2012).

•         On June 30, 2013, a share of the Company’s federal bonds in the amount of R$ 6,460 (R$ 9,560 as of December 31, 2012), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of June 30, 2013 and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2014.

.		Baseline	Projected scenarios - Dec.2013
Risk of derivative	Risk	06.30.2013	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivative – assets	Increase in DI rate	413	(772)	(2,265)	(3,774)
		413	(772)	(2,265)	(3,774)

Expected effect in the result			(1,185)	(2,678)	(4,187)

35.5    Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Group’s capital structure is composed of:

a) net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b) own capital, defined as total equity.

Debt	Parent Company			Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				Restated
Loans and financing	1,005,074	999,827	2,251,106	2,250,878
Debentures	-	-	1,011,592	1,010,677
(-) Cash and cash equivalents and financial investments	41,965	29,464	1,570,383	1,459,217
(-) Bonds and securities	180	176	478,267	635,501
Net indebtedness	962,929	970,187	1,214,048	1,166,837
Shareholder's	12,659,706	12,097,384	12,942,022	12,361,890
Net indebtedness ratio	0.08	0.08	0.09	0.09

35.6    Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

35.7    Liquidity and interest table

The tables below denote the expected settlement amounts for each time period. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by Brazilian Central Bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2014 were used from 2013 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets						Consolidated
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
06.30.2013
Cash and cash equivalent	-	1,570,383	-	-	-	-	1,570,383
Derivatives	Future DI	413	-	-	-	-	413
Customers	0.86%	42,337	8,914	24,517	33,007	16,105	124,880
CRC transferred to the State of
Paraná	6.65% p.y. + IGP-DI	13,590	27,180	126,121	757,125	1,707,526	2,631,542
Bonds and securities +
exclusive funds	99.9% of CDI	206,143	19,569	168,563	251,914	-	646,189
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	109,905	109,905
Receivables related to concession	Note 9	18,349	36,720	170,198	3,196,646	1,911,410	5,333,323
Receivables related to the concession
extension - RBNI	Note 10	35,028	68,945	309,998	405,399	-	819,370
Receivables related to the concession
extension	Note 10	-	-	-	-	160,218	160,218
		1,886,243	161,328	799,397	4,644,091	3,905,164	11,396,223
12.31.2012 - Restated
Cash and cash equivalent	-	1,459,217	-	-	-	-	1,459,217
Customers	0.82%	43,067	9,545	27,196	26,929	242	106,979
CRC transferred to the State of
Paraná	6.65% p.y. + IGP-DI	13,590	27,180	122,309	741,098	1,816,788	2,720,965
Bonds and securities +
exclusive funds	99.9% of CDI	418,397	6,475	55,263	228,648	99,768	808,551
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	111,120	111,120
Receivables related to concession	Note 9	16,894	33,813	155,717	3,124,323	2,606,367	5,937,114
Receivables related to the concession
extension - RBNI	Note 10	44,775	76,713	317,723	608,838	-	1,048,049
Receivables related to the concession
extension	Note 10	-	-	-	-	160,218	160,218
		1,995,940	153,726	678,208	4,729,836	4,794,503	12,352,213
(1) Effective interest rate - weighted average (2) WACC regulatory +rate of return from enterprise (3) National currency TR; Foreign currency: see Note 20

Liabilities							Consolidated
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
06.30.2013
Loans and financing	Note 21	18,040	207,220	399,702	1,680,862	426,113	2,731,937
Debentures	Note 22	-	-	92,692	1,297,537	-	1,390,229
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,040	12,256	33,441	231,882	2,044,307	2,325,926
Eletrobrás - Itaipu	Dolar	-	95,248	477,979	2,809,971	4,539,383	7,922,581
Petrobras - Compagás	100% of CDI	5,060	15,389	42,713	33,955	-	97,117
Other suppliers	-	525,035	123,775	21,285	35,106	-	705,201
Post employment benefits	7.46%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	554,006	2,258,888	10,960,932	62,682,802	76,456,628
		581,120	1,065,785	3,587,209	18,573,378	78,790,552	102,598,044
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivatives	Future DI	40	-	-	-	-	40
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobrás - Itaipu	Dolar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagás	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.30%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
(1) Effective interest rate - weighted average

35.8    Guarantees

The main guarantees put up for maintaining business and investing activities are invested in securities (Note 5.2) and in cash (Note 6).

36      Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 15 and Note 16.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of June 30, 2013, the outstanding debt was R$ 12,341 and R$ 7,201, respectively.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

						Consolidated
Related parties / Nature of operation		Assets		Liabilities		Results
	06.30.2013	12.31.2012	06.30.2013	12.31.2012	06.30.2013	06.30.2012
		Restated		Restated		Restated
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	79,539	79,539	-	-
"Luz Fraterna" program (b)	68,041	60,259	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,768	1,640	-	-	-	-
CRC (Note 8)	1,371,146	1,384,284	-	-	68,401	89,033
ICMS (Note 13.3)	110,778	110,096	161,759	209,570	-	-
Entities with significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	207,305	214,855	(6,839)	(7,673)
Dividends payable (d)	-	-	-	63,890	-	-
Petrobras (e)
Rental plant UTE Araucária	10,205	11,894	-	-	68,423	40,627
Supply and transport of gas (f)	359	293	-	-	15,240	8,278
Acquisition of gas for resale (f)	-	-	61,705	43,681	(140,383)	(116,218)
Advances to suppliers of Compagás (g)	13,611	12,666	-	-	-	-
Dividends payable by Compagás	-	-	1,208	1,208	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	1,208	-	-
Paineira Participações S.A. (i)	-	-	-	1,179	-	-
Jointly-controlled
Dominó Holdings
Dividends receivable by Copel	-	17,986	-	-	-	-
Matrinchã Transmissora de Energia
Dividends receivable by Copel	20	-	-	-	-	-
Associates
Dona Francisca Energética S.A.
Purchase of energy (j)	-	-	5,850	6,045	(35,306)	(32,876)
Dividends receivable by Copel	8,154	78	-	-	-	-
Foz do Chopim Energética Ltda. (k)	135	135	-	-	812	779
Sercomtel S.A. Telecomunicações (l)	192	179	-	-	1,137	1,066
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(7,714)	(6,535)
Pension plans and health care (Note 23)	-	-	-	-	(420)	(286)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(5,533)	(5,235)
Private pension and health plans (Note 23)	-	-	722,478	701,049	-	-
Lactec (m)	23,505	18,742	565	303	(4,230)	(1,483)

a)     In 2012, the total dividends proposed to the Government for the State of Paraná were the amounts of R$ 79,539.

b)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,653 as of June 30, 2013 and R$ 1,466 as of December 31, 2012.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagás.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagás.

g)     Advance payments to suppliers of Compagás refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagás has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagás management believes it will consume the accumulated gas volumes as of June 30, 2013 in the next fiscal years.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagás’ share capital. The balances refer to dividends payable by Compagás.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

k)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

l)      Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2013.

m)    The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

37      Insurance (not reviewed)

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 37 of the Annual Financial Statements as of December 31, 2012.

38      Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral Contratc, Itaipu and CCEAR - auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa - Research and Development and Energy Efficiency, and others).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,541, of June 20, 2013, to adjust its supply tariffs as from June 24, 2013, by an average rate of 13.08%, with 11.40% that refers to the tariff adjustment index and 1.68% for the pertinent financial components, of which, CVA, represents a total of R$ 21,967, consisting of 2 parts: CVA being processed, for the tariff year 2012-2013, for the amount of R$ 15,780, and the balance to compensate for CVA from prior years for the amount of R$ 6,187. After the withdrawal of regulatory assets (CVA) granted in the previous year and deferring partial adjustment, the effect of this adjustment was an average decrease of 9.55% in customer tariffs, as Homologatory Resolution 1,565, of July 09, 2013.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

		Current		Noncurrent
Consolidated		Assets		Assets
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
CVA recoverable tariff adjustment 2012
Charges for use of transmission system (basic grid)	-	14,181	-	-
CDE	-	5,856	-	-
Proinfa	-	5,565	-	-
Transport of energy purchased (Itaipu)	-	1,356	-	-
Other financial components	-	17,312	-	-
	-	44,270	-	-
CVA recoverable tariff adjustment 2013
CCC	7,559	1,626	-	1,626
Charges for use of transmission system (basic grid)	1,833	22,047	-	22,047
ESS	-	35,860	-	35,860
CDE	-	3,261	-	3,261
Proinfa	11,068	1,037	-	1,037
Electricity purchased for resale (CVA Energ)	9,238	-	-	-
Transport of energy purchased (Itaipu)	-	1,297	-	1,297
Other financial components	90,291	35,249	-	35,250
	119,989	100,377	-	100,378
CVA recoverable tariff adjustment 2014
Charges for use of transmission system (basic grid)	-	-	10,383	-
ESS	-	-	7,642	-
Proinfa	-	-	360	-
Electricity purchased for resale (CVA Energ)	-	-	5,755	-
Other financial components	-	-	9,473	-
	-	-	33,613	-
	119,989	144,647	33,613	100,378

		Current		Noncurrent
Consolidated		liabilities		liabilities
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
CVA compensable tariff adjustment 2012
CCC	-	363	-	-
Energy purchased for resale (Itaipu)	-	17,871	-	-
ESS	-	18,982	-	-
Energy purchased for resale (CVA Energ)	-	9,679	-	-
Other financial components	-	24,465	-	-
	-	71,360	-	-

CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	-	10,062	-	10,062
ESS	1,367	-	-	-
CDE	5,702	-	-	-
Energy purchased for resale (CVA Energ)	-	41,828	-	41,828
Transport of energy purchased (Itaipu)	1,321	-	-	-
Other financial components	5,233	22,902	-	22,902
	13,623	74,792	-	74,792
CVA compensable tariff adjustment 2014
Energy purchased for resale (Itaipu)	-	-	471	-
CDE	-	-	201	-
Transport of energy purchased (Itaipu)	-	-	47	-
Other financial components	-	-	507	-
	-	-	1,226	-
	13,623	146,152	1,226	74,792

Changes in CVA

.	Balance as of					Balance as of
January 01, 2013		Differ.	Amortiz.	Correction	Transf.	June 30, 2013
Assets
CCC	3,252	4,131	-	176	-	7,559
Charges for use of transmission system (basic grid)	58,275	(31,708)	(14,787)	436	-	12,216
ESS	71,720	(63,545)	-	(533)	-	7,642
CDE	12,378	(6,267)	(6,109)	(2)	-	-
Proinfa	7,639	9,135	(5,804)	458	-	11,428
Energy purchased for resale (CVA Energ)	-	14,993	-	-	-	14,993
Transport of energy purchased (Itaipu)	3,950	(2,539)	(1,415)	4	-	-
Other financial components	87,811	27,197	(17,310)	2,066	-	99,764
	245,025	(48,603)	(45,425)	2,605	-	153,602
Current	144,647	(116,256)	(45,425)	1,117	135,906	119,989
Noncurrent - NC	100,378	67,653	-	1,488	(135,906)	33,613
Liabilities
CCC	363	-	(376)	13	-	-
Energy purchased for resale (Itaipu)	37,995	(19,491)	(18,643)	610	-	471
ESS	18,982	1,366	(19,801)	820	-	1,367
CDE	-	6,087	-	(184)	-	5,903
Energy purchased for resale (CVA Energ)	93,335	(83,475)	(10,105)	245	-	-
Transport of energy purchased (Itaipu)	-	1,342	-	26	-	1,368
Other financial components	70,269	(39,243)	(24,466)	(820)	-	5,740
	220,944	(133,414)	(73,391)	710	-	14,849
Current	146,152	(113,160)	(73,391)	367	53,655	13,623
Noncurrent - NC	74,792	(20,254)	-	343	(53,655)	1,226

39         Subsequent Events

39.1    Acquisition of interest in the wind farms of Salus FIP (Casa dos Ventos)

In August 2013, the Company paid R$ 310,759 for the acquisition of 100% of the generation assets of Salus Fundos de Investimento em Participações, successor to Casa dos Ventos Energias Renováveis Ltda. The following enterprises make up the assets: Nova Euros IV; Nova Asa Branca I, II and III; Santa Maria; Santa Helena; and Ventos de Santo Uriel, all located in the State of Rio Grande do Norte and with a total power of 183.6 MW. To complete the acquisition, the Company should disburse approximately R$ 55,000, according to the conditions of the agreement.

39.2    Acquisition of an interest in HPP Baixo Iguaçu

On June 19, 2013 Copel's Board of Directors approved the 30% interest of Copel in Usina Hidrelétrica de Baixo Iguaçu, acquired under a consortium without the payment of a premium for the business opportunity.

The auction for the grant of Usina Baixo Iguaçu was held in September 2008, but the concession agreement was signed only in August 2012.

The power plant, located on the Iguaçu River in the State of Parana, will have an installed capacity of 350 MW, and operations are expected to start in April 2016.

COMMENTS ON PERFORMANCE FOR THE PERIOD

(Amounts expressed in thousands of reais, except when stated otherwise)

1     Distribution lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of June 2013, the extension of the compact grids installed was 4,554 km (3,542 km at June 2012), the extension of the compact grids installed was 912 km in 12 months, a variation of 28.6%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of June 2013, the extent of the installed secondary isolated distribution grids was 9,746 km (8,240 km in June 2012), representing an increase of 1,506 km in the previous 12 months, variation of 18.3%.

2     Energy Market

Market behavior - The energy generated by Copel during the first six months of 2013 was 10,172 GWh (8,326 GWh in the same period for 2012). The energy purchased from CCEAR (auctions) was 8,700 GWh (9,462 GWh in the same period for 2012) and from Itaipu it was 2,569 GWh (2,609 GWh in the same period for 2012), as demonstrated in the following flow chart:

* Does not include the 46 GWh Dealer CFLO consumed in the months of February and March, as this energy w as not supplied by Copel Distribution.
(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Electric Pow er Trade Chamber (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG -
established in the contract).

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

.
Class			In MWh
	January to	January to	Variation
	June 2013	June 2012
Copel Distribuição
Captive market	11,379,138	11,616,782	-2.0%
Residential	3,395,564	3,247,401	4.6%
Industrial	3,241,513	3,695,551	-12.3%
Commercial	2,551,510	2,532,034	0.8%
Rural	1,071,884	1,049,178	2.2%
Others	1,118,667	1,092,618	2.3%
Concessionaries and permission holder	325,524	309,920	5.0%
CCEE (MCP)	44,186	20,966	110.8%
Total Copel Distribuição	11,748,848	11,947,668	-1.7%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	433,276	662,264	-34.6%
CCEAR (other concessionaries)	3,212,831	6,799,062	-52.7%
Free customers	2,025,242	647,573	212.7%
Bi-lateral contracts	2,601,877	547,779	375.0%
CCEE(MCP)	1,809,079	44,520	-
Total da Copel Geração e Transmissão	10,082,305	8,701,198	15.9%
Total	21,831,153	20,648,866	5.7%
P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
CCEE(MCP): Electric Pow er Trade Chamber (Short term market)
CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição – The captive market decreased 2.0% and was responsible for the consumption of 11,379 GWh between January and June.

The residential segment consumed 3,396 GWh, up 4.6%, due mainly to the 3.7% increase in the number of residential consumers and the 1.0% increase in average consumption, due to rising incomes levels and the continued high levels of employment during the period. At the end of June, this segment accounted for 29.8% of Copel’s captive market, totaling 3,250,753 residential customers.

Consumption in the industrial segment dropped 12.3%, totaling 3,242 GWh in 2Q13. This result was mainly brought about by the migration of large industrial customers to the free market. At the close of the period, the industrial segment represented 28.5% of Copel’s captive market, with a total of 90,472 industrial customers.

The commercial class consumed 2,551 GWh which represents an increase of 0.8% over the same period last year. At the end of June, this segment represented 22.4% of Copel’s captive market, with a total of 332,585 customers.

The rural segment consumed 1,072 GWh and grew 2.2%, due to the strong performance of the agribusiness sector in Paraná at the start of 2013. At the end of June, this segment represented 9.4% of Copel’s captive market, with a total of 367,741 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 1,118 GWh, up 2.3% for the period. Taken together, these segments represented 9.9% of Copel’s captive market, totaling 55,019 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in June 2013 was 4,096,599, representing an increase of 3.2% compared to the same month in 2012.

.
Class			Customers
	June 2013	June 2012	Variation
Residential	3,250,753	3,135,696	3.7%
Industrial	90,472	83,186	8.8%
Commercial	332,585	323,493	2.8%
Rural	367,741	376,473	-2.3%
Others	55,019	52,585	4.6%
Total Captive	4,096,570	3,971,433	3.2%
Free customers - Copel Geração e Transmissão	29	14	107.1%
Total	4,096,599	3,971,447	3.2%

3     Administration

Number of employees – At the end of June, 2013, Copel ended with a total of 9,340 employees distributed between the Company’s wholly owned subsidiaries and 162 employees distributed between companies controlled by Copel, as follows:

	.
		Employees
	June 2013	June 2012
Owned subsidiaries
Copel Geração e Transmissão	1,814	1,865
Copel Distribuição	7,064	7,181
Copel Telecomunicações	462	494
	9,340	9,540
Subsidiaries
Compagás	144	133
Elejor	8	7
UEG Araucária	10	10
	162	150

4     Market relations

From January to June 2013, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 99% and 100%, respectively, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of June 2013, the market value of Copel, considering quotations from all of the markets, was R$ 6,593,018.

Of the 71 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.38% and with a Beta index of 0.52.

In the IEE portfolio (Index for the Energy Sector), Copel participated with 5.41%.

Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 0.90%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 20.95 and the preference shares at R$ 27.68, recording negative variations de 16.9% and 12.7%, respectively. During the same period the IBOVESPA reported a negative variation of 22.2%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 12.42 with a variation of 19.1%. During the same period the DOW JONES index reported a variation of 13.8%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 100% of the floors, closing the quarter quoted at € 9.62 representing a variation of 17.2%. During the same period the LATIBEX All Shares reported a negative variation of 19.7%.

The following table summarizes the behavior of Copel's shares in the first six-month in 2013:

.
Share performance - January to June 2013	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	8,951	74	320,934	2,631
Quantity	4,497,700	37,171	75,799,300	621,306
Volume (R$ thousand)	112,740	932	2,405,472	19,717
Presence on ex changes	121	99%	122	100%
Nyse
Quantity	16,576	385	44,065,312	358,255
Volume (US$ thousand)	210	5	686,895	5,585
Presence on ex changes	43	35%	123	100%
Latibex
Quantity	-	-	160,465	1,315
Volume (€ thousand)	-	-	1,916	16
Presence on ex changes	-	-	122	100%

5     Tariffs

Energy Supplies

In June 2013, the average tariff for energy supply was R$ 206.15 /MWh representing an decrease of 15.2% compared to March of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	June 2013	June 2012	Variation
Residential	242.55	299.82	-19.1%
Industrial (b)	189.05	207.23	-8.8%
Commercial	220.00	269.56	-18.4%
Rural	146.04	177.51	-17.7%
Others	168.13	208.29	-19.3%
	206.15	243.19	-15.2%
(a) Without ICM S

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy			R$/MWh
	June 2013	June 2012	Variation
Itaipu(1)	124.16	113.36	9.5%
Auction CCEAR 2006 - 2013	100.63	94.39	6.6%
Auction CCEAR 2007 - 2014	140.89	134.32	4.9%
Auction CCEAR 2008 - 2015	118.94	113.55	4.7%
Auction CCEAR 2010 - H30	168.17	157.90	6.5%
Auction CCEAR 2010 - T15(2)	178.06	167.19	6.5%
Auction CCEAR 2011 - H30	172.65	162.11	6.5%
Auction CCEAR 2011 - T15(2)	196.33	184.34	6.5%
Auction CCEAR 2012 - T15(2)	176.13	165.37	6.5%
Bilaterals	176.58	163.95	7.7%
ANGRA	135.94	-	-
CCGF(3)	33.38	-	-
Santo Antonio	102.00	-	-
Jirau	71.37	-	-
Others Auctions(4)	168.81	148.83	13.4%
Total	128.69	113.78	13.1%
(1) Furnas transport charge not included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
(4) Products average price.

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

.
Sales to Distributors Average Tariff			R$/MWh
	June 2013	June 2012	Variation
Auction - CCEAR 2006-2013	100.26	95.44	5.1%
Auction - CCEAR 2007-2014	111.89	106.04	5.5%
Auction - CCEAR 2008-2015	119.48	112.91	5.8%
Auction - CCEAR 2009-2016	135.95	128.40	5.9%
Auction - CCEAR 2011-2040	155.15	-	-
Concession holders in the State of Paraná	134.90	134.80	0.1%

6     Economic Financial Results

Income (Note 30)

At June, 2013, the net income from sales and services reached R$ 4,481,542, an increase of 10.6% compared to the amount of R$ 4,051,561 registered to June 2012.

This variation was due mainly to the following factors:

a)     27.8% increase in the revenue from electric power supply principally due to change in the charges structure as from January 24, 2013, where the electricity charges account for, for this period, a greater percentage in relation to the charges for the use of the distribution system - TUSD;

b)    25.9 % increase in revenue from “electricity sales to distributors”, because of the replacement of the regulated market agreements (ACR - regulated contracting environment), which have lower prices and mature in December 2012, by other free market agreements (ACL - free contracting environment) which have higher prices and started in January 2013, and the strategy of allocation of more power to the short-term market;

c)     decrease in the availability of the electrical network by 31.9% deriving primarily from: (i) change in the charges structure as from January 24, 2013, where tusd accounts for, for this period, a lower percentage in relation to the electricity charges; and (ii) the extension of the transmission concession agreement;

d)    90.2% increase in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$ 459,685 in June 2013 and R$ 241,716 million for the same period in 2012. Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred; and

e)     89.7% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant.

Operational costs and expenses (Note 31)

At the end of June 2013, total operational costs and expenses amounted to R$ 3,702,113, which represented an increase of 10.1% compared to the R$ 3,363,010 registered in the same period for 2012. The main highlights are as follows:

a)     15.3% increase in the account Electricity acquired for resale especially due to (i) the increase in the Price for Settlement of Difference (PLD) in 2013 and (ii) greater amount of electricity acquired at the Electric Power Trading Chamber - CCEE;

b)    51.0% decrease in Charges for the use of the electrical network owing primarily (i) the lower cost of the system usage charges - as a result of Law 12.738/13, which extended transmission concessions, and (ii) the receipt of funds from the Energy Development Account - CDE for the offset of charges;

c)     5.3% increase in relation to the same period in 2012 in the Personnel and Management account balance, due to the lower expenses on compensation and charges due to the reduction in the number of employees in the period - a cut of 200 employees between June 2012 and June 2013;

d)    7.2% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     45.5% increase in the provisions and reversals due mainly to the allowance for doubtful accounts which, in the same period of 2012, due to the differences in the prices invoiced for the sale of energy from Usina Hidrelétrica de Mauá, was reversed according to a Management's decision and ANEEL's resolution 1.611 of April 17, 2012 in the amount of R$ 37,146; and

f)     33.8% increase in “other costs and expenses” was due to higher values of compensation for the use of water resources, marketing and advertising, and the increase in losses on decommissioning and disposal of assets

Financial results (Note 32)

The increase of 733.4% on financial results was a result of the recognition of the effects of third cycle of periodic electricity rate adjustment and remeasurement of the fair value of Copel Distribuição’s financial assets, due to changes in useful life estimates, pursuant to ANEEL Resolution 474/12, reducing financial expenses in June 2013.

Lajida

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,103,811 in June 2013, 10.45% greater than that reported for the same period of the previous year, as demonstrated below:

.
Calculation of Lajida/Ebitda		Consolidated
	06.30.2013	06.30.2012
		Restated
Net income for the period	650,271	504,686
Deferred IRPJ and CSLL	(128,656)	(104,614)
Provision for IRPJ and CSLL	438,740	299,472
Financial expenses (income), net	(148,956)	23,517
Lajir/Ebit	811,399	723,061
Depreciation and amortization	292,412	276,354
Lajida/Ebitda	1,103,811	999,415
Net operational results - ROL	4,481,542	4,051,561
Ebitda% (Ebitda ÷ ROL)	24.6%	24.7%

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	CARLOS HOMERO GIACOMINI Maurício Borges Lemos Jose Richa Filho Paulo Procopiak de Aguiar Marco Aurelio Rogeri Armelin Natalino das Neves NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO Paulo Procopiak de Aguiar
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Full Members:	nELSON lEAL jUNIOR JOSÉ TAVARES DA SILVA NETO VAGA EM ABERTO CARLOS EDUARDO PARENTE DE O. ALVES
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER gILMAR mENDES lOURENÇO bRUNO cABRAL bERGAMASCO fLAVIO jARCZUN kAC
BOARD OF DIRECTORS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	Yára Christina Eisenbach
Chief Distribution Officer	Vlademir Santo Daleffe
Chief Engineering Officer	Jorge Andriguetto Junior
Chief Financial and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Chief Generation and Transmission Officer	Jaime de Oliveira Kuhn
Chief Environment and Corporate Citizenship Officer	Jonel Nazareno Iurk
Chief Legal Officer	jULIO jACOB jUNIOR
Chief New Energies Officer	HENRIQUE JOSÉ TERNES NETO
Chief Telecommunications:	ADIR HANNOUCHE
ACCOUNTANT
Accountant - CRC-PR-045809/0-2:	ADRIANO FEDALTO
INFORMATION ON THIS REPORT: rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Others Informations: 1) 2) 3) 4) s sobre Relações com Investidores: ri@copel.com	Phones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba - PR

We have revised the individual and consolidated interim financial statements of  Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended  June 30, 2013, which include the balance sheet at June 30, 2012 and related statements of income and comprehensive income for the three-month and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Unqualified conclusion on the separate interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Unqualified conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the six-month period ended June 30, 2013, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Emphasis

Restatement of corresponding amounts

As per Note 3, due to changes in the accounting policy as a result of the effectiveness of CPC 33 (R1) and IAS 19 – Employee Benefits  and CPC 19 (R2) and IFRS 11 - Business combination, the corresponding amounts, individual and consolidated, related to the statement of financial position for the year ended December 31, 2012, and the corresponding interim financial statements related to the statements of income, comprehensive income, changes in equity, cash flows and value added (supplementary information), for the six-month period ended June 30, 2012, presented for comparison purposes, have been adjusted and are restated herein as established in CPC 23 and IAS 8 – Accounting Policies, Changes in Estimates and Error Rectification and CPC 26 (R1) and IAS 1 – Presentation of the financial statements. Our conclusion remains unchanged with respect to the aforementioned matter.

Curitiba, August 13, 2013

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho

Contador - CRC 1SP141128/O-2-S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.